SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure:
Press release     ANGLOGOLD ASHANTI – SUPPLEMENTARY INFORMATION:
MINERAL RESOURCES AND ORE RESERVES 2007 – REPORTED IN
ACCORDANCE AND CONFORMING TO THE JORC CODE (2004
EDITION) AND SAMREC 2000 CODE

Supplementary
Information:
Mineral Resources
and Ore Reserves
07

Scope of report:
The country overview sections include a selection from the
following tables: Mineral Resource and Ore Reserve gold price and exchange rates, details of average drill-hole spacing and type, Ore Reserve modifying factors, development sampling
results, Mineral Resource and Ore Reserve comparison by
operation and Mineral Resource and Ore Reserve by-products.
Topics for discussion include Geology, Mineral Resource
estimation, exclusive Mineral Resource, Ore Reserve estimation and Inferred Mineral Resource in business plan.
The operation sections include a selection from the following discussion, tables and graphs: Geology, Mineral Resources,
exclusive Mineral Resources, Mineral Resource and Ore Reserve
reconciliation, Mineral Resource and Ore Reserve by-products,
Ore Reserves, grade tonnage information and competent
persons.

Contents list*
2
Mineral Resources definitions
5
Mineral Resources and Ore Reserves
8
Mineral Resources by country (attributable)
9
Ore Reserves by country (attributable)
10
South Africa operations: overview
18
South Africa operations: Great Noligwa
21
South Africa operations: Kopanang
24
South Africa operations: Moab Khotsong
29
South Africa operations: Tau Lekoa
32
South Africa operations: Mponeng
36
South Africa operations: Savuka
39
South Africa operations: TauTona
43
South Africa operations: Surface
46
Argentina operations: overview
48
Argentina operations: Cerro Vanguardia
51
Australia operations: overview
53
Australia operations: Boddington
56
Australia operations: Sunrise Dam
60
Australia operations: Tropicana
62
Brazil operations: overview
64
Brazil operations: Brasil Mineraç~
ao
68
Brazil operations: Serra Grande
72
Colombia exploration: Gramalote
74
Democratic Republic of Congo exploration:
Mongbwalu
76
Ghana operations: overview
78
Ghana operations: Iduapriem
81
Ghana operations: Obuasi
86
Guinea operations: overview
88
Guinea operations: Siguiri
91
Mali operations: overview
93
Mali operations: Morila
96
Mali operations: Sadiola
100 Mali operations: Yatela
104 Namibia operations: overview
106 Namibia operations: Navachab
110 Tanzania operations: overview
112 Tanzania operations: Geita
116 United States operations: overview
118 United States operations: CC&V
*Rounding of figures in this document may result in minor computational discrepancies

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
The SAMREC/JORC definition of a Mineral Resource is
as follows:
A Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The Mineral Resource is estimated using all drilling and sampling information along with a detailed geological model. The geological models are based on core logging, mapping, geophysics,
geochemistry and geological understanding that have been developed for each deposit. Most of the AngloGold Ashanti deposits have been the subject of research by world experts in the class of gold deposit.
The grade estimation for each deposit has been developed over the life of the mine and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the deep South African mines utilise a process of compound log normal macro kriging for the estimation of the Mineral Resource, while the open pits and shallow underground mines generally use
recoverable Mineral Resource models, estimated using uniform conditioning or multiple indicator kriging.
In order to comply with the economic requirement of the definition of a Mineral Resource, all AngloGold Ashanti Mineral Resources are
constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral
Resource cut-off. These studies include all cost and capital requirements to access the block. In the case of open-pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral
Resource, unless it is potentially mineable from underground.
It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore Reserve. In interpreting the Mineral Resource it is critical to factor in the following:
(i)
The Mineral Resource is quoted in situ and has not been
corrected for dilution, mining losses or recovery.
(ii)
The Mineral Resource includes a high percentage of Inferred
material, which, following further exploration drilling may be converted to an Indicated or Measured Mineral Resource.
(iii)
Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas.
Mineral Resources definitions
Mineral Resource

Mineral Resource classification is based on the '15% Rule'. A
Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time, while for an
Indicated Mineral Resource estimate the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an
Inferred Mineral Resource the annual error may for 90% of the time, be greater than 15%.
The process and methodology of classification are at the discretion of the competent person and involve expressing the '15% Rule' as a required level of information, in tangible terms, the spacing of the drill-
hole or tunnel spacing in a particular deposit. Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classification system conforms to the 15% rule set out above.
AngloGold Ashanti quotes its Mineral Resource as inclusive of the Ore
Reserve. However, in this document the exclusive Mineral Resource is also quoted. The exclusive Mineral Resource is defined as the inclusive
Mineral Resource less the Ore Reserve before dilution and other factors are applied. The exclusive Mineral Resource consists of the following components:
Inferred Mineral Resource within the optimised shell;
Other Inferred Mineral Resource;
Measured and Indicated Mineral Resource that lies between the life of mine (LOM) pit shell/mine design and the Mineral Resource pit shell. This material will become economic if the gold price increases;
and
Mineral Resource where the technical studies to engineer an Ore
Reserve have not yet been completed.
Ore Reserve
The SAMREC/JORC definition of an Ore Reserve is
as follows:
An Ore Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined.
Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore
Reserves are sub-divided, in order of increasing confidence, into
Probable Ore Reserves and Proved Ore Reserves.
In the underground operations, Ore Reserves are based on a full mine design and in the case of open pits, on a pit optimisation followed by a final pit design. Ore Reserves are reported according to tonnage, mean grade(s), contained metal inclusive of mining dilution, mining ore losses and mine call factors. These modifying factors are based on measurements, rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Only those Ore Reserves included for treatment in the business unit plan production schedule are considered in the Ore Reserve
statement. These plans sometimes include marginal or sub-grade ores as well as Inferred Mineral Resources. These Inferred Mineral
Resources are not included in the Ore Reserve statement.
For new projects, an Ore Reserve is only reported if an auditable pre-
feasibility or feasibility study has been completed that demonstrates the viability of the project and meets the company’s investment requirements. There should also be intent on the part of the company to proceed to feasibility and ultimately a mining phase.
Traditional sensitivity studies are not applied to the Ore Reserve.
Instead, the cash flow for each operation is tested using gold prices near to the average gold price for the preceding three years. Gold prices of US$577 and US$600/oz were used. In all cases, except for
Tau Lekoa, the operations remained cash flow positive albeit at a reduced margin. In the case of Tau Lekoa, the Ore Reserve dropped from 1.3 million ounces to 0.4 million ounces at US$577/oz.
Mineral Resources definitions continued

Mineral Resources and Ore Reserves
Mineral Resources
The 2007 Mineral Resource increased by 34.1 million ounces before the subtraction of depletion. After a depletion of 8.1 million ounces, the net increase is 26.1 million ounces to give a total Mineral Resource of
207.6 million ounces. Mineral Resources were estimated at a gold price of US$700 per ounce in contrast to the US$650 used in 2006.
The increased gold price resulted in 17.5 million ounces of added
Mineral Resource while successful exploration and revised modelling resulted in a further increase of 14.2 million ounces. The remaining change of 2.5 million ounces is the result of various other reasons.
Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of
Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral
Resources are inclusive of the Ore Reserve component unless otherwise stated.
Moz
December 2006 Mineral Resources
181.6
Reductions
Geita Increase in cost (1.6Moz) and revision to estimation in methodology (0.6Moz) (2.3)
TauTona Transfer of the shaft pillar Mineral Resource to Mponeng (2.3)
Great Noligwa Transfer of the shaft pillar Mineral Resource to Moab Khotsong (1.8)
Kopanang Decrease in grade as a result of the modelling of new sampling and drilling information (1.6)
Sadiola Increase in costs (0.6Moz) and revisions to methodology (0.1Moz) (1.0)
Other Total of non-significant changes (2.3)
Additions
Gramalote Successful greenfields exploration 1.6
Moab Khotsong Transfers in from Great Noligwa and improved economics 2.3
Mongbwalu Successful greenfields exploration 2.5
Tropicana Successful greenfields exploration 2.8
Obuasi Exploration below 50 level (1.3Moz) and completion of additional Mineral Resource modelling above 50 level 4.0
Cripple Creek & Victor Primarily revisions to the methodology with contribution from improved economics and exploration 4.7
Mponeng Improvement in economics increased the Ventersdorp Contact Reef Mineral Resource to the west, the Carbon Leader Reef down to 4,300mbd was included on the back of a technical and economic study, material was transferred in from TauTona and revised modelling of the Carbon Leader Reef 17.1
Other Total of non-significant changes 2.3
December 2007 Mineral Resources 207.6

Ore Reserves
The 2007 Ore Reserve increased by 13.0 million ounces before the subtraction of depletion. After a depletion of 6.8 million ounces, the net increase is 6.2 million ounces to give a total Ore Reserve of 73.1 million ounces.
A gold price of US$600 was used for Ore Reserve estimates in contrast to the US$550 used in 2006. The change in economic
assumptions made from 2006 to 2007 resulted in the Ore Reserve increasing by 6.3 million ounces while exploration and modelling resulted in an additional increase of 6.7 million ounces.
6
AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Moz
December 2006 Ore Reserves
66.9
Reductions
Geita
Reconciliation factors (0.8Moz), flattening of slopes (0.5Moz), modelling revisions (0.2Moz) and costs (0.1Moz)
(2.0)
Sadiola
Impact of economic factors on deep sulphides and stockpiles
(1.3)
Kopanang
Drop in face value due to the modelling of new drilling and sampling information
(0.5)
Other
Total of non-significant changes
(1.7)
Additions
Iduapriem
Purchase of an additional 15% of the operation from the Ghanaian Government and the IFC, to bring the ownership to 100%
0.2
Savuka
Improved economic factors increase the life-of-mine
0.5
Navachab
Improved economics have brought in an additional push back to the west of the main pit
0.8
Siguiri
Two new deposits (Kintinian and the spent heap) were proved up by drilling
0.8
Cripple Creek & Victor
Inclusion of the life extension project
1.0
Boddington
The upgrade of Inferred Mineral Resource within the pit shell by drilling
1.0
Mponeng
The inclusion of the Carbon Leader Reef Project below 120 level
3.4
Moab Khotsong
The inclusion of Project Zaaiplaats – a deepening of Moab Khotsong to access deeper
Vaal Reef blocks to the South West of the current mine
3.8
Other
Total of non-significant changes
0.3
December 2007 Ore Reserves
73.1
Mineral Resources and Ore Reserves continued

By-products
A number of by-products are recovered as a result of the processing of gold Ore Reserves.
These include 19,500 tonnes of uranium from the South African operations, 0.23 million tonnes of copper from Australia, 0.47 million tonnes of sulphur from Brazil and 31.0 million ounces of silver from
Argentina. Details of the by-product Mineral Resources and Ore
Reserves are given in the by-product tables within each operational section.
Audit of 2006 Mineral Resource and Ore Reserve
statement
During the course of the year, the AngloGold Ashanti 2006 Mineral
Resources and Ore Reserves for the following operations were submitted for external audit:
Mponeng
Geita
Obuasi
Morila
Sadiola
Yatela
Cuiabá
Cripple Creek & Victor
The company has been informed that the audits identified no material shortcomings in the process by which AngloGold Ashanti's Ore
Reserves and Mineral Resources were evaluated.
During 2007, it was resolved to audit the Mineral Resources and Ore
Reserves prior to publication. As a result the 2007 Mineral Resources and Ore Reserves for the following operations were audited late in 2007:
Sunrise Dam
Cerro Vanguardia
Great Noligwa
Kopanang
Project Zaaiplaats (Moab deepening project)
The company has been informed that these audits identified no material shortcomings in the process by which AngloGold Ashanti's
Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that its operations will be audited every three years on average.
Competent persons
The information in this report that relates to exploration results, Mineral
Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the
Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.
The competent person for AngloGold Ashanti exploration is:
E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM,
17 years’ experience.
Competent persons for AngloGold Ashanti's Mineral Resources are:
VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology),
MAusIMM, 22 years’ experience.
MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip
Data, Pr.Sci.Nat., MAusIMM, 28 years’ experience.
Competent persons for AngloGold Ashanti's Ore Reserves are:
CE Brechtel, MSc (Mining Engineering), MAusIMM, 32 years’
experience.
D L Worrall, ACSM, MAusIMM, 27 years’ experience.
J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral Resource
Management), PLATO, 21 years’ experience.
The competent persons consent to the inclusion of the exploration,
Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.
Note that the rounding of figures in this document may result in minor computational discrepancies.

Mineral Resources and Ore Reserves continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resources by country (attributable)
Metric
Imperial
Contained
Contained
Resource
Tonnes
Grade
gold
Tons
Grade
gold
as at 31 December 2007
category
million
(g/t)
tonnes
million
(oz/t)
million oz
South Africa
Measured
28.0
13.98
391.9
30.9
0.408
12.6
Indicated
747.1
3.01
2,251.1
823.5
0.088
72.4
Inferred
37.7
10.92
411.8
41.6
0.319
13.2
Total
812.8
3.76
3,054.8
896.0
0.110
98.2
Argentina
Measured
11.1
1.71
18.9
12.2
0.050
0.6
Indicated
21.1
3.73
78.8
23.3
0.109
2.5
Inferred
2.9
3.85
11.2
3.2
0.112
0.4
Total
35.1
3.10
108.8
38.7
0.090
3.5
Australia
Measured
86.1
1.01
87.1
94.9
0.030
2.8
Indicated
315.9
0.87
273.4
348.3
0.025
8.8
Inferred
153.4
0.93
143.2
169.1
0.027
4.6
Total
555.5
0.91
503.7
612.3
0.026
16.2
Brazil
Measured
12.5
7.48
93.1
13.7
0.218
3.0
Indicated
13.2
6.32
83.3
14.5
0.184
2.7
Inferred
27.4
6.98
191.3
30.2
0.204
6.2
Total
53.0
6.94
367.7
58.4
0.202
11.8
Colombia
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
43.4
1.14
49.5
47.8
0.033
1.6
Total
43.4
1.14
49.5
47.8
0.033
1.6
Democratic Republic
Measured
–
–
–
–
–
–
of Congo
Indicated
–
–
–
–
–
–
Inferred
29.2
2.68
78.5
32.2
0.078
2.5
Total
29.2
2.68
78.5
32.2
0.078
2.5
Ghana
Measured
95.3
5.18
493.7
105.0
0.151
15.9
Indicated
82.4
3.91
322.4
90.8
0.114
10.4
Inferred
45.3
7.34
332.6
49.9
0.214
10.7
Total
222.9
5.15
1,148.7
245.7
0.150
36.9
Guinea
Measured
38.7
0.72
27.7
42.7
0.021
0.9
Indicated
92.7
0.78
72.5
102.1
0.023
2.3
Inferred
58.1
0.92
53.6
64.1
0.027
1.7
Total
189.5
0.81
153.8
208.9
0.024
4.9
Mali
Measured
16.5
1.66
27.4
18.2
0.048
0.9
Indicated
16.2
3.09
50.0
17.8
0.090
1.6
Inferred
6.1
2.36
14.3
6.7
0.069
0.5
Total
38.8
2.37
91.7
42.7
0.069
3.0
Namibia
Measured
11.7
0.79
9.2
12.8
0.023
0.3
Indicated
59.3
1.31
77.5
65.3
0.038
2.5
Inferred
45.2
1.12
50.9
49.9
0.033
1.6
Total
116.2
1.18
137.6
128.1
0.035
4.4
Tanzania
Measured
6.3
1.20
7.6
7.0
0.035
0.2
Indicated
84.4
3.72
314.1
93.1
0.109
10.1
Inferred
18.6
3.54
65.8
20.5
0.103
2.1
Total
109.3
3.54
387.4
120.5
0.103
12.5
United States
Measured
250.1
0.81
203.3
275.7
0.024
6.5
Indicated
173.5
0.73
126.1
191.2
0.021
4.1
Inferred
70.6
0.65
45.9
77.8
0.019
1.5
Total
494.1
0.76
375.4
544.7
0.022
12.1
Total
Measured
556.3
2.44
1,360.0
613.2
0.071
43.7
Indicated
1,605.7
2.27
3,649.0
1,770.0
0.066
117.3
Inferred
537.9
2.69
1,448.6
592.9
0.079
46.6
Total
2,699.9
2.39
6,457.5
2,976.1
0.070
207.6

Ore Reserves by country (attributable)
Metric
Imperial
Contained
Contained
Reserve
Tonnes
Grade
gold
Tons
Grade
gold
as at 31 December 2007
category
million
(g/t)
tonnes
million
(oz/t)
million oz
South Africa
Proved
21.5
7.58
162.8
23.7
0.221
5.2
Probable
216.4
4.12
891.2
238.6
0.120
28.7
Total
237.9
4.43
1,054.0
262.3
0.129
33.9
Argentina
Proved
1.0
6.08
6.3
1.2
0.177
0.2
Probable
7.9
6.58
52.1
8.7
0.192
1.7
Total
9.0
6.52
58.4
9.9
0.190
1.9
Australia
Proved
68.6
1.14
78.5
75.7
0.033
2.5
Probable
164.8
0.88
144.7
181.7
0.026
4.7
Total
233.4
0.96
223.2
257.3
0.028
7.2
Brazil
Proved
8.9
6.75
60.1
9.8
0.197
1.9
Probable
4.9
5.99
29.1
5.4
0.175
0.9
Total
13.8
6.48
89.3
15.2
0.189
2.9
Ghana
Proved
68.8
2.96
203.7
75.8
0.086
6.6
Probable
28.3
4.62
130.5
31.2
0.135
4.2
Total
97.0
3.44
334.3
107.0
0.100
10.7
Guinea
Proved
21.3
0.59
12.6
23.5
0.017
0.4
Probable
89.6
0.77
69.2
98.7
0.023
2.2
Total
110.9
0.74
81.8
122.2
0.022
2.6
Mali
Proved
9.0
2.18
19.7
10.0
0.064
0.6
Probable
7.1
2.57
18.3
7.9
0.075
0.6
Total
16.2
2.35
38.1
17.8
0.069
1.2
Namibia
Proved
5.8
1.00
5.8
6.4
0.029
0.2
Probable
27.3
1.46
39.9
30.1
0.043
1.3
Total
33.1
1.38
45.6
36.5
0.040
1.5
Tanzania
Proved
5.6
1.01
5.7
6.2
0.030
0.2
Probable
62.4
3.14
195.9
68.7
0.092
6.3
Total
68.0
2.96
201.6
74.9
0.086
6.5
United States
Proved
107.9
0.96
103.8
118.9
0.028
3.3
Probable
47.6
0.92
44.0
52.5
0.027
1.4
Total
155.5
0.95
147.8
171.4
0.028
4.8
Total
Proved
318.5
2.07
659.1
351.0
0.060
21.2
Probable
656.3
2.46
1,614.9
723.4
0.072
51.9
Total
974.7
2.33
2,274.0
1,074.4
0.068
73.1

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
South Africa operations: overview
The Vaal River operations consist of Great Noligwa, Kopanang, Tau
Lekoa and Moab Khotsong mines. The primary reefs in this region are the Vaal Reef (VR) and the Ventersdorp Contact Reef (VCR) and the
secondary reef mined is the Crystalkop Reef (C Reef).
The West Wits operations are made up of Mponeng, Savuka and
TauTona and these mines are situated near the town of Carletonville.
The primary reefs mined are the Carbon Leader Reef (CLR) and VCR.
All seven operations are 100% owned by AngloGold Ashanti. In addition, the Vaal River Surface and West Wits Surface operations consist of the reprocessing of waste rock dumps and tailings dams resulting from the mining of the primary and secondary reef horizons.
The South African operations are all located in the rocks of the famous
Witwatersrand Basin, which is regarded as the greatest gold-bearing repository on Earth.
Geology of the Witwatersrand Basin
The Witwatersrand Supergroup (deposited in the area often described as the Witwatersrand Basin) comprises a six-kilometre thick sequence of predominantly argillaceous and arenaceous sediments that extend laterally for some 300km north-east/south-west and 100km north-
west/south-east on the Kaapvaal Craton. The upper portion of the sequence contains the laterally-extensive, gold-bearing quartz pebble conglomerate horizons or reefs.
Further west, south and east the basin is overlain by up to four kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be around 2.7 billion to 2.8 billion years old.
The reefs, which are generally less than two metres thick, are widely considered to represent laterally extensive braided fluvial deposits.
Separate fan systems were developed at different entry points and these are preserved as distinct goldfields with local geological variations. AngloGold Ashanti operates in two of these goldfields, known as the Carletonville (West Wits) and Klerksdorp (Vaal River)
Goldfields.
There is still much debate about the origin of the gold mineralisation in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but increasingly an epigenetic theory of origin is being supported. Nonetheless, the most fundamental determinant of gold distribution in the basin remains the sedimentary features, such as facies variations and channel directions.
Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.
West Wits (Mponeng, Savuka and TauTona operations)
Two reef horizons are exploited at the West Wits operations: the VCR, located at the top of the Central Rand Group, and the CLR near the base. The separation between the two reefs increases from east to west, from 400m to 900m, due to the non-conformity of the VCR with
Vaal River Operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
West Wits Operations
Savuka
TauTona
Mponeng
Operations
Johannesburg
North West
Gauteng
Free State
Eastern Cape
SOUTH AFRICA
Welkom
Carletonville Klerksdorp
Durban
Cape
Town
Bloemfontein
0 400km
Orkney
The South African operations
comprise seven underground mines
which are located in two
geographical regions on the
Witwatersrand Basin; known as the
Vaal River and West Wits operations.

the underlying strata. TauTona and Savuka exploit both reefs, while currently Mponeng only mines the VCR. The CLR Project has been published as a reserve and Mponeng will eventually mine both reefs.
The structure is relatively simple, with rare instances of faults displaying greater than 70m of displacement.
The CLR consists of one or more conglomerate units and varies from several centimetres to more than three metres in thickness. Regionally, the VCR dips at approximately 21°, but may vary between 5° and 50°, accompanied by changes in thickness of the conglomerate units.
Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold
accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, and varies from several centimetres to more than three metres in thickness.
Vaal River (Great Noligwa, Kopanang, Moab Khotsong
and Tau Lekoa operations and Vaal River Surface
Rock Dumps)
In order of importance, the reefs mined at the Vaal River operations are the VR, the VCR and the C Reef:
the VR contains approximately 85% of the reserve tonnage with mining grades of between 10g/t and 20g/t gold and comprises a series of oligomictic conglomerates and quartzite packages
developed on successive non-conformities. Several distinct facies have been identified, each with its own unique gold distribution and grade characteristic;
the VCR has a lower gold grade than the VR, and contains
approximately 15% of the estimated Ore Reserves. The economic portion is concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers, or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg
Lavas of the Ventersdorp Super Group and the underlying
sediments of the Witwatersrand Super Group, which creates a
distinctive seismic reflector. The VCR is located up to one kilometre above the VR; and
the C Reef is a thin, small-pebble conglomerate with a carbon-rich basal contact, located approximately 270m above the VR. It has less than 1% of the estimated Ore Reserves with gold grades
similar to those of the VR, but less continuity. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.
Orkney
West Wits locality plan
Vaal River locality plan

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
South Africa operations: overview continued
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Mine/Project
Category
Spacing
Diamond
Chip
Comments
m (- x -)
drilling
sampling
South African
Measured
5 x 5
Based on constrained kriging variance, supported
mines
by chip sampling in stopes.
Indicated
2 x 200
Supported by underground drillholes and chip
sampling of reef development ends.
Inferred
1000 x 1000
Supported by surface drillholes.
Grade/Ore
control
5 x 5
Chipped channel samples.
Mineral Resource estimation
A multi-disciplinary approach is adapted to Mineral Resource estimation whereby inputs are required from the geology, survey, mine planning and evaluation departments. A computerised system called the Mineral Resource Inventory System (MRIS) integrates all the input information to produce the final Mineral Resource per operation. The
Mineral Resource estimates are computed from a composite grid of value estimates, comprising various block sizes. The macro block sizes vary from 210m x 210m to 420m x 420m and the micro blocks comprise of 30m x 30m blocks.
Compound lognormal macro co-kriging estimation techniques are used to produce estimates for the larger block sizes. This technique uses the Bayesian approach whereby the assayed (observed) data in the mined-out areas are used to infer the population characteristics of the area ahead of current mining. The geological model forms the basis for this estimation and all surface borehole information from the peripheral areas of the mine lease play a crucial role in determining the geological model boundaries. Simple kriging is used for the 30 metre block sizes and these estimates are constrained by the kriging variance.
The Mineral Resources are initially reported as inclusive of Ore
Reserves as they form the basis for the Ore Reserve conversion process. Mineral Resource cut-offs are computed by operation, for each reef horizon. These cut-offs incorporate a profit margin that is relevant to the business plan. Mineral Resource grade tonnage curves are produced for the individual operations, which show the potential of the orebody at different cut-offs. These curves are produced for dimensions equivalent to a practical mining unit for underground operations.
Exclusive Mineral Resource
The exclusive Mineral Resource is defined as the inclusive Mineral
Resource minus the in-situ Ore Reserve before stoping width, dilution and mine call factors are applied. Scoping studies are conducted on this exclusive Mineral Resource, where capital requirements and current costs are used to test economic potential. If these studies show no reasonable economic potential at the Mineral Resource gold price then the material is excluded from the Mineral Resource. All planned pillars (ahead of current mining) form part of the exclusive
Mineral Resource.
Mineral Resource and Ore Reserve gold price and exchange rates
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Exchange rate – South Africa
ZAR/US$
7.70
6.50

Ore Reserve estimation
All mine designs are undertaken using the Cadsmine
®
software
package and include the delineation of mining or stoping areas for each mining level and section, usually leading from an extension to the existing mining sequence, and the definition of the necessary development layouts. The in-situ Mineral Resource is scheduled monthly for the full LOM plan. The value estimates for these schedules are derived directly from MRIS.
Modifying factors are applied to the in-situ Mineral Resource to arrive at an Ore Reserve. These factors comprise a dilution factor to accommodate the difference between the mill width and the stoping width as well as the Mine Call Factor (MCF).
Inferred Mineral Resource in business plan
The LOM plan includes minimal Inferred Mineral Resource.
Ore Reserve modifying factors (as at 31 December 2007)
Mineral Resource
Ore Reserve
Mine
Metal-
cut-off
cut-off
Cut-off
Stoping
Call
lurgical
grade
grade
value
width
Dilution
(1)
*
Factor **   recovery
Other
Mine/Project
g/t (Au)
g/t (Au)
cmg/t (Au)
cm
%
%
%
factor
Great Noligwa
4.40
4.66
700
150
40%
67%
96%
n/a
Kopanang
3.92
6.86
700
102
51%
64%
98%
n/a
Moab Khotsong
4.40
5.08
750
148
57%
78%
97%
n/a
Tau Lekoa
2.13
7.09
1,000
141
30%
84%
97%
n/a
Mponeng
3.58
5.96
750
126
87%
85%
98%
n/a
Savuka
5.45
8.18
900
110
56%
70%
97%
n/a
TauTona
5.01
11.01
1,100
100
101%
78%
98%
n/a
SA MET
0.35
0.35
n/a
n/a
n/a
n/a
76%
n/a
1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
* Dilution: The difference between the tonnage broken in stopes and the tonnage milled from underground sources. For example, if 100 tonnes broken in the stopes amounts to 132 tonnes milled, then the dilution is 32%.
** Mine Call Factor (MCF): The ratio expressed as a percentage, which the specific product accounted for in the recovery, plus residues, bears to the corresponding product called for by the mine’s measuring methods.

South Africa operations: overview continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Development sampling results – January to December 2007
Development values represent actual results of sampling. No allowances having been made for adjustments necessary in estimating Ore Reserves.
Advanced
Average
Uranium
Statistics are shown
metres
Sampled
channel
Average
Average
Sampled
Average
Average
in metric units
(total)
metres
width (cm)
g/t
cm g/t
metres
kg/t
cm kg/t
Vaal River
Great Noligwa mine
Vaal Reef
9,119
1,120
101.1
29.81
3,014
556
1.32
127.03
Kopanang mine
Vaal Reef
25,532
2,330
16.8
119.29
2,004
322
5.07
90.26
Moab Khotsong mine
Vaal Reef
16,986
1,324
131.6
23.36
3,074
312
1.07
132.43
Tau Lekoa mine
Ventersdorp Contact Reef
8,512
1,420
94.5
8.57
810
42
0.09
11.84
West Wits
TauTona mine
Ventersdorp Contact Reef
904
–
–
–
–
–
–
–
Carbon Leader Reef
10,711
360
16.4
129.88
2,130
128
1.58
25.36
Savuka mine
Ventersdorp Contact Reef
122
–
–
–
–
–
–
–
Carbon Leader Reef
1,979
–
–
–
–
–
–
–
Mponeng mine
Ventersdorp Contact Reef
17,017
2,826
89.0
26.53
2,361
–
–
–
Average
Advanced
channel
Uranium
Statistics are shown
feet
Sampled
width
Average
Average
Sampled
Average
Average
in imperial units
(total)
feet
(inches)
oz/t
ft g/t
feet
lb/t
ft lb/t
Vaal River
Great Noligwa mine
Vaal Reef
29,917
3,675
39.8
0.87
2.88
1,824
2.64
8.76
Kopanang mine
Vaal Reef
83,766
7,644
6.6
3.48
1.92
1,056
10.14
5.59
Moab Khotsong mine
Vaal Reef
55,729
4,344
51.8
0.68
2.94
1,024
2.14
9.24
Tau Lekoa mine
Ventersdorp Contact Reef
27,927
4,659
37.2
0.25
0.77
138
0.18
0.56
West Wits
TauTona mine
Ventersdorp Contact Reef
2,967
–
–
–
–
–
–
–
Carbon Leader Reef
35,141
1,181
6.5
3.79
2.04
420
3.16
1.70
Savuka mine
Ventersdorp Contact Reef
399
–
–
–
–
–
–
–
Carbon Leader Reef
6,491
–
–
–
–
–
–
–
Mponeng mine
Ventersdorp Contact Reef
55,830
9,272
35.0
0.77
2.26
–
–
–

Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion 2007
depletion
depletion
Comments
Great Noligwa
100%
Resource
10.629
(0.738)
(1.057)
(10%)
8.834
(1.795)
(17%)
Transfer of the shaft pillar Mineral
Resource to Moab Khotsong
Reserve
4.034
(0.500)
0.368
9%
3.902
(0.132)
(3%)
The C Reef was included due to
improved economics
Kopanang
100%
Resource
10.977
(0.721)
(0.909)
(8%)
9.347
(1.630)
(15%)
Decrease in grade as a result of
the modelling of new sampling and
drilling information
Reserve
4.836
(0.426)
(0.069)
(1%)
4.341
(0.495)
(10%)
Drop in face value due to the
modelling of new drilling and
sampling information
Moab Khotsong
100%
Resource
11.528
(0.087)
2.349
20%   13.790
2.262
20%
Transfers in from Great Noligwa
mine and improved economics
Reserve
3.171
(0.074)
3.872
122%
6.969
3.798
120%
The inclusion of Project Zaaiplaats
– a deepening of Moab Khotsong to
access deeper Vaal Reef blocks to
the south-west of the current mine
Tau Lekoa
100%
Resource
7.149
(0.199)
(0.460)
(6%)
6.490
(0.659)
(9%)
There was a decrease in the
Mineral Resource based on a
scoping exercise
Reserve
1.331
(0.174)
0.137
10%
1.294
(0.037)
(3%)
Improved mining factors allowed
the mine to offset the depletion
Mponeng
100%
Resource
24.422
(0.679)
17.812
73% 41.555
17.133
70%
Improvement in economics
increased the Ventersdorp Contact
Reef Mineral Resource to the west,
the Carbon Leader Reef down to
4,300mbd was included on the
back of a technical and economic
study, material was transferred in
from TauTona and revised modelling
of the Carbon Leader Reef
Reserve
6.778
(0.603)
3.979
59% 10.154
3.376
50%
The inclusion of the Carbon Leader
Reef Project below 120 level
Savuka
100%
Resource
2.170
(0.118)
0.563
26%
2.615
0.445
21%
Increase due to transfers in from
Mponeng and improved economics
Reserve
0.174
(0.075)
0.590
339%
0.689
0.515
296%
Improved economic factors
increased the life-of-mine
TauTona
100%
Resource
11.314
(0.492)
(1.782)
(16%)
9.040
(2.274)
(20%)
Transfer of the shaft pillar Mineral
Resource to Mponeng
Reserve
4.987
(0.410)
0.034
1%
4.611
(0.376)
(8%)
Decrease as a result of a 4% drop
in grade
Vaal River Surface 100%
Resource
4.592
(0.153)
0.664
14%
5.103
0.511
11%
Improved economics brought
additional material out of Inventory(3)
Reserve
1.912
(0.153)
0.165
9%
1.924
0.012
1%
The upgrade of some Inferred
surface rock dumps offset the
depletion
West Wits Surface 100%
Resource
0.686
(0.009)
0.762
111%
1.439
0.753
110%
Improved economics brought
additional material out of Inventory(3)
Reserve
–
–
–
–
–
–
–
South Africa Totals
Resource
83.467   (3.196)     17.942       21%  98.213    14.746
18%
Reserve
27.223   (2.415)       9.076       33%   33.884
6.661
24%
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.
3. Inventory: material that lies within the Mineral Resource but which will not be mined eg. abandoned pillars.

South Africa operations: overview continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
AngloGold Ashanti produces uranium oxide concentrate (U3O8) as a by-product from its South African gold mining operations. AngloGold
Ashanti currently produces between 550 and 650 tonnes of
U3O8 annually, with the potential to increase this to 1,000 tonnes by the year 2012.
Although mined as a by-product of gold for many years, U3O8 was not considered a resource until the year 2005. Due to the rapid increase in the U3O8 price over the last few years, renewed focus has been placed on the U3O8 content within the Witwatersrand reefs with the result that in 2005 uranium was reported for the first time as a fully SAMREC compliant resource.
The AngloGold Ashanti mines in the Vaal River region that currently produce uranium oxide as a by-product are Great Noligwa, Kopanang and Moab Khotsong. The uranium oxide is extracted from the VR, although Great Noligwa mine also produces some uranium oxide from the C Reef. The mines in the West Wits region that have uranium resources are Mponeng, Savuka and TauTona and in this mining region the uranium is extracted from the CLR.
The surface tailings storage facilities that have been classified as uranium resources are the Kopanang Pay dam and the tailings storage facilities in the West Wits region.
Uraninite and brannerite are the most common uranium bearing minerals, although uraniferous leucoxene and coffinite are also present. Uraninite was the original primary uranium bearing mineral and was possibly introduced as detrital material during the deposition process of the Witwatersrand sediments.
Uranium oxide

Mineral Resource by-products – Uranium oxide (U
3
0
8
)
Metric
Imperial
Contained
Contained
Resource
Tonnes
Grade
uranium
Tons
Grade
uranium
Mine/Project
category
million
(kg/t)
tonnes
million
(lb/t)
tons
Great Noligwa
Measured
–
–
–
–
–
-
Indicated
18.6
0.56
10,480
20.5
1.13
11,553
Inferred
1.8
0.41
741
2.0
0.83
817
Total
20.4
0.55
11,221
22.5
1.10
12,369
Kopanang
Measured
–
–
–
–
–
-
Indicated
17.0
0.77
13,202
18.8
1.55
14,553
Inferred
0.8
0.63
524
0.9
1.25
578
Total
17.9
0.77
13,726
19.7
1.54
15,130
Moab Khotsong
Measured
1.4
0.79
1,080
1.5
1.59
1,191
Indicated
17.6
0.73
12,852
19.4
1.46
14,167
Inferred
4.3
0.88
3,791
4.7
1.77
4,179
Total
23.2
0.76
17,723
25.6
1.53
19,537
Mponeng
Measured
–
–
–
–
–
-
Indicated
22.1
0.24
5,189
24.3
0.47
5,720
Inferred
15.7
0.24
3,684
17.3
0.47
4,060
Total
37.8
0.24
8,872
41.6
0.47
9,780
Savuka
Measured
–
–
–
–
–
-
Indicated
4.9
0.20
955
5.4
0.39
1,052
Inferred
–
–
–
–
–
-
Total
4.9
0.20
955
5.4
0.39
1,052
TauTona
Measured
–
–
–
–
–
-
Indicated
9.8
0.31
3,026
10.8
0.62
3,335
Inferred
–
–
–
–
–
-
Total
9.8
0.31
3,026
10.8
0.62
3,335
Vaal River Surface
Measured
–
–
–
–
–
-
Indicated
0.9
0.24
225
1.0
0.48
248
Inferred
–
–
–
–
–
-
Total
0.9
0.24
225
1.0
0.48
248
West Wits Surface
Measured
–
–
–
–
–
–
Indicated
161.5
0.07
11,607
178.0
0.14
12,795
Inferred
–
–
–
–
–
–
Total
161.5
0.07
11,607
178.0
0.14
12,795
Total
Measured
1.4
0.79
1,080
1.5
1.59
1,191
Indicated
252.4
0.23
57,535
278.2
0.46
63,422
Inferred
22.6
0.39
8,740
24.9
0.77
9,634
Total
276.4
0.24
67,355
304.6
0.49
74,247
Ore Reserve by-products – Uranium oxide (U308)
Metric
Imperial
Contained
Contained
Reserve
Tonnes
Grade
uranium
Tons
Grade
uranium
Mine/Project
category
million
(kg/t)
tonnes
million
(lb/t)
tons
Great Noligwa
Proved
9.9
0.34
3,382
10.9
0.68
3,728
Probable
6.6
0.32
2,138
7.3
0.65
2,357
Total
16.5
0.33
5,520
18.2
0.67
6,084
Kopanang
Proved
5.1
0.34
1,749
5.6
0.69
1,928
Probable
11.2
0.34
3,864
12.4
0.69
4,259
Total
16.3
0.34
5,614
18.0
0.69
6,188
Moab Khotsong
Proved
1.2
0.31
357
1.3
0.62
393
Probable
20.2
0.40
8,001
22.3
0.79
8,820
Total
21.3
0.39
8,358
23.5
0.78
9,213
Total
Proved
16.1
0.34
5,488
17.8
0.68
6,049
Probable
38.0
0.37
14,003
41.9
0.74
15,436
Total
54.2
0.36
19,491
59.7
0.72
21,485

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Great Noligwa
Great Noligwa is located about 15km south-east of the town of
Orkney, in the southern part of the Klerksdorp Goldfield. The mine exploits the VR at depths varying between 1,500m and 2,800m below surface. Scattered mining methods are employed where access to the reef is from the footwall haulage and return airway development, with cross-cuts developed every 180m to the reef horizon. Raises are then developed on-reef to the level above and the reef is stoped out on strike. The Great Noligwa lease area is constrained to the north by
Harmony’s Orkney 2 Shaft, to the east by Buffelsfontein Gold Mine, to the south by the Jersey and Die Hoek faults, (which displace the reef down by approximately 1,000m and 900m respectively), and to the west by Kopanang Mine.
Geology
The VR is the principal economic horizon at Great Noligwa Mine, accounting for over 90% of the gold produced at the mine. The VR is part of the Witwatersrand Supergroup and is stratigraphically located near the middle of the Central Rand Group in the
Johannesburg Subgroup on an unconformity below the Krugersdorp
Formation. The VR unit can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A Facies), separated by internal quartzite (the B Facies). Across most of the Great Noligwa lease area, the A Facies is the principal economic horizon within the
VR, although sporadic remnants of C Facies may be preserved below the A Facies.
The C Reef has been mined on a limited scale in the central part of
Great Noligwa mine, where a high-grade, north-south orientated channel containing two economic horizons has been exposed. To the east and west of this channel the C Reef is poorly developed with relatively small areas of economic interest. High uranium values in the
C Reef are often associated with high gold values. To the north the
C Reef sub-crops against the Gold Estates Conglomerates, and in the extreme south of the mine the C Reef has been eliminated by a deeply eroded Kimberley Channel and the Jersey fault.
South Africa operations: Great Noligwa

Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Great Noligwa – Crystalkop Reef
Measured
874
9.19
8,034
964
0.268
258
Indicated
4,387
10.07
44,182
4,836
0.294
1,420
Inferred
780
9.08
7,081
859
0.265
228
Total
6,041
9.81
59,297
6,660
0.286
1,906
Great Noligwa – Vaal Reef
Measured
8,701
14.84
129,151
9,591
0.433
4,152
Indicated
4,589
16.60
76,168
5,059
0.484
2,449
Inferred
826
12.28
10,141
910
0.358
326
Total
14,116
15.26
215,461
15,560
0.445
6,927
Great Noligwa –
Measured
9,575
14.33
137,186
10,555
0.418
4,411
Total Mineral Resource
Indicated
8,977
13.41
120,350
9,895
0.391
3,869
Inferred
1,605
10.73
17,222
1,770
0.313
554
Total
20,157
13.63
274,758
22,220
0.398
8,834
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Great Noligwa
Measured
2.5
10.95
26.9
2.7
0.320
0.9
Indicated
4.2
11.68
49.5
4.7
0.341
1.6
Inferred
1.6
10.73
17.2
1.8
0.313
0.6
Total
8.3
11.28
93.6
9.1
0.329
3.0
The shaft pillar and the C Reef form potential mineable areas. Approximately 20% to 30% of the exclusive Mineral Resource is expected to be taken up in safety and remnant pillars ahead of current mining.
Great Noligwa: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
9.8
10.6
2006
-7.4
Depletion
4.91
Gold price
-0.9
Other
0.3
Explo-
ration
8.8
2007
-1.4
Cost
10.8
8.8
7.8
6.8
5.8
0.4
Metho-
dology
Change
Great Noligwa: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
4.0
2006
3.9
2007
0.7
Model
change
-0.5
Depletion
4.0
3.0
-0.4
Scope
change
Change

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
South Africa operations: Great Noligwa continued
Great Noligwa – Metric
Tonnes above
cut-off (millions)

0.00
3.99
0.00
Cut-off grade (g/t)
17.95
Ave grade
above cut-off (g/t)

24.42
22.99
20.14
18.71
15.85
14.43
13.00
15.95
13.96
11.96
9.97
7.98
5.98
1.99
12.00
17.28
21.56
25.85
2.00
19.94
16.00 20.00 8.00 4.00 6.00 10.00 14.00 18.00
Tonnes above cut-off Ave grade above cut-off Tons above cut-off Ave grade above cut-off
Great Noligwa – Imperial
Tons above
cut-off (millions)

0.00 0.29 0.41 0.47 0.12 0.35
17.59
0.00
0.53
Cut-off grade (oz/t)
21.98
19.78
Ave grade
above cut-off (oz/t)

0.80
0.72
0.64
0.56
0.48
0.40
0.32
0.00
0.24
0.16
0.08
15.39
13.19
10.99
8.79
6.59
4.40
2.20
0.06 0.18 0.23 0.58
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Great Noligwa – Crystalkop Reef
Proved
610
5.24
3,194
672
0.153
103
Probable
2,489
6.03
15,014
2,744
0.176
483
Total
3,099
5.88
18,208
3,416
0.171
585
Great Noligwa – Vaal Reef
Proved
9,307
7.60
70,720
10,259
0.222
2,274
Probable
4,126
7.86
32,447
4,548
0.229
1,043
Total
13,433
7.68
103,167
14,807
0.224
3,317
Great Noligwa – Total Ore Reserve
Proved
9,916
7.45
73,914
10,931
0.217
2,376
Probable
6,615
7.17
47,461
7,292
0.209
1,526
Total
16,531
7.34
121,375
18,223
0.214
3,902
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
I Bisschoff
SACNASP
4001031/88
17 years
Ore Reserve
HA Kruger
PLATO
PMS0114
30 years
Grade tonnage information

South Africa operations: Kopanang
Kopanang
Kopanang mine is located about 10km south-east of the town of
Orkney, in the southern part of the Klerksdorp Goldfield. The mine exploits the VR at depths varying between 1,300m and 2,200m below surface. The C Reef is a secondary reef that occupies a stratigraphic horizon about 260m above the VR. Scattered mining methods are employed.
Geology
The VR is the principal economic horizon on Kopanang, accounting for over 95% of the gold mined. The VR is part of the Witwatersrand
Supergroup and is stratigraphically located near the middle of the
Central Rand Group in the Johannesburg Subgroup on an
unconformity below the Krugersdorp Formation. The VR package can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A Facies), separated by internal quartzite
(the B Facies). Across most of the Kopanang lease area only the basal
C Facies is mined.
The C Reef has been mined on a limited scale in the central parts of
Kopanang, where the gold and uranium values are generally lower than the VR. The C Reef sub-crops in the north against the Gold
Estates Conglomerates, and is eliminated in the south by younger, deeply eroded Kimberley Channels. The C Reef also contains two economic conglomerates, although the lowermost conglomerate is only preserved as small remnants.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Kopanang – Crystalkop Reef
Measured
144
10.65
1,529
158
0.311
49
Indicated
174
11.80
2,055
192
0.344
66
Inferred
878
13.78
12,104
968
0.402
389
Total
1,196
13.12
15,688
1,319
0.383
504
Kopanang – Vaal Reef
Measured
3,875
21.17
82,060
4,272
0.618
2,638
Indicated
13,170
13.80
181,687
14,518
0.402
5,841
Inferred
835
13.52
11,290
921
0.394
363
Total
17,881
15.38
275,037
19,710
0.449
8,843
Kopanang –
Measured
4,019
20.80
83,589
4,430
0.607
2,687
Total Mineral Resource
Indicated
13,345
13.77
183,743
14,710
0.402
5,907
Inferred
1,714
13.65
23,394
1.889
0.398
752
Total
19,077
15.24
290,725
21,029
0.444
9,347
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Kopanang
Measured
0.5
30.41
13.8
0.5
0.887
0.4
Indicated
4.2
11.12
46.3
4.6
0.324
1.5
Inferred
1.7
13.65
23.4
1.9
0.398
0.8
Total
6.3
13.19
83.5
7.0
0.385
2.7
The VR in the western portion of the mine lease (Gencor 1E area) forms a potential mineable area. Approximately 20% to 30% of the exclusive Mineral
Resource is expected to be taken up in safety and remnant pillars ahead of current mining.
0 200 400 600 800m
Geological section of shaft pillar area
South Africa operations: Kopanang continued

Kopanang: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
9.9
11.0
2006
-0.7
Depletion
0.0
Gold price
0.0
Other
0.8
Explo-
ration
9.3
2007
-0.5
Cost
10.9
8.9
7.9
6.9
-1.3
Metho-
dology
Change
Kopanang: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
4.8
2006
4.3
2007
-0.1
Model
change
-0.5
Depletion
4.4
3.8
0.0
Scope
change
Change
4.6
4.2
4.0
Kopanang – Metric
Tonnes above
cut-off (millions)

0.00
3.81
0.00
Cut-off grade (g/t)
17.16
Ave grade
above cut-off (g/t)

27.21
25.69
22.63
21.11
18.05
16.53
15.00
15.26
13.35
11.44
9.53
7.63
5.72
1.91
12.00
19.58
24.16
28.74
2.00
19.07
16.00 20.00 8.00 4.00 6.00 10.00 14.00 18.00
30.27
Tonnes above cut-off Ave grade above cut-off Tons above cut-off Ave grade above cut-off
Kopanang – Imperial
Tons above
 cut-off (millions)

0.00 0.29 0.41 0.47 0.12 0.35
16.82
0.00
0.53
Cut-off grade (oz/t)
21.02
18.92
Ave grade
above cut-off (oz/t)

0.88
0.79
0.71
0.62
0.53
0.44
0.35
0.00
0.26
0.18
0.09
14.71
12.61
10.51
8.41
6.31
4.20
2.10
0.06 0.18 0.23 0.58
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Kopanang – Crystalkop Reef
Proved
108
4.23
458
119
0.124
15
Probable
167
4.74
791
184
0.138
25
Total
275
4.54
1,249
303
0.132
40
Kopanang – Vaal Reef
Proved
5,263
8.43
44,375
5,802
0.246
1,427
Probable
13,499
6.62
89,403
14,880
0.193
2,874
Total
18,762
7.13
133,778
20,681
0.208
4,301
Kopanang – Total Ore Reserve
Proved
5,371
8.35
44,833
5,921
0.243
1,441
Probable
13,665
6.60
90,193
15,064
0.193
2,900
Total
19,037
7.09
135,027
20,984
0.207
4,341
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
S Kelly
PLATO
MS0095
23 years
Ore Reserve
J vZ Visser
PLATO
PMS0119
21 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Moab Khotsong
Moab Khotsong, which is still in development, lies to the south of and is contiguous with the lease area of Great Noligwa. The Mineral
Resource at Moab Khotsong is structurally complex and highly faulted, with large fault-loss areas. Mining is based on a backfill system combined with bracket pillars. The raise lines are spaced 200m apart on the dip of the reef, with 25m-long panels. Backfill is carried to within four metres of the advancing stope faces and 75% of the total area extracted is likely to be backfilled.
Geology
The Mineral Resource lies between 2,100m and 3,700m below surface, with only limited quantities of ore lying above 2,300m. The principal reef is the VR, as a down-dip extension to the south and south-east of the orebody mined at Kopanang and Great Noligwa mines. The reef is represented by an oligomictic conglomerate and the gold
mineralisation is associated with carbon. The VR package can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of
upper conglomerates (the A Facies), separated by internal
quartzite (the B Facies). The C Reef is preserved in the northern part of the mine where the reef has been intersected by a number of boreholes. No development or stoping has taken place on the C Reef at Moab Khotsong.
South Africa operations: Moab Khotsong

Project Zaaiplaats 2
Project Zaaiplaats 2 (PZ2) is situated at Moab Khotsong in the Vaal
River Region of AngloGold Ashanti’s South African operations. Moab
Khotsong is the newest mine in the region and the PZ2 project is aimed at optimally extracting the deeper portion (lower mine) of the VR at Moab Khotsong.
Investigations into extracting this block of ground have been underway for several years but unfavourable market conditions have delayed the initiation of mining in this deeper block of ground (up to 3,500m below surface). The PZ2 project is planned to extend the life of Moab
Khotsong for another 25 years until the mid 2030’s. The project also allows other opportunities (mining and metallurgical) to come to the fore that would otherwise have been uneconomic.
The orebody is accessed through twin double-declines angled at 8º, the upper and lower declines, from which five production levels will originate. These will allow two attacking points into the orebody, as well as provide sufficient ventilation capacity. One of the lower declines will be a dedicated ore-handling system via a conveyor belt; each of the decline sets will have a dedicated men and material decline using chairlifts and a monorail; and the remaining upper decline will carry the majority of the services into the orebody. Shaft bottom will be situated at 4,027m below datum (3,509m below collar).
It is estimated that there are currently 3.5 million ounces of Ore
Reserves within the orebody of the lower mine area. Further
opportunities exist around the main block, but additional exploration will be required before these reserves can be published.
Brownfields exploration
Brownfields exploration is currently focused on improving geological confidence in:
the eastern, western and northern boundaries of the upper mine block;
the internal structure of the upper mine block; and
the lower mine block (Project Zaaiplaats 2).
Surface borehole MGR7 was completed during the year and the
original cluster had a value of 715 cm.g/t over 46.4 cm whilst the long deflection cluster had a value of 1,474 cm.g/t over 79.2 cm. A long deflection was drilled from LIB13 and confirmed the location of both the cut-off and MKF1 faults and also indicated the presence of a large block of ground between 95 and 101 levels. LIB 9 commenced drilling from 92 level to test the structure interpretation between surface boreholes CY1 and MCY2 and is currently still in progress. The four surface boreholes and one LIB hole (MCY4, MCY5, MZA9, MMB5 and
LIB9) are currently in progress and it is planned to commence with two further LIB holes (LIB4 and LIB10) in the new year.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007

-2950m
-3300m
-3050m
-3100m
-3150m
-3200m
-3250m
-3300m
-3350m
-3400m
-3450m
-3500m
-3550m
-3600m
-3650m
-3700m
-3750m
-3800m
-3850m
-3900m
88 Level
87 Level
92 Level
95 Level
98 Level
101 Level
102 Level
Die Hoek Fault
Cut Off Fault
GE8 Fault
Buffels East Fault
January 2007
Section
103 Line
CY1 Fult
Vaal Reef
85 Level Reef Target
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Moab Khotsong – Vaal Reef
Measured
1,448
14.28
20,688
1,597
0.417
665
Indicated
16,999
19.08
324,284
18,738
0.556
10,426
Inferred
4,288
19.58
83,960
4,727
0.571
2,699
Total
22,735
18.87
428,932
25,062
0.550
13,790
Exclusive Mineral Resource
Metric Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Moab Khotsong
Measured
0.4
19.56
8.0
0.5
0.571
0.3
Indicated
2.9
14.37
41.3
3.2
0.419
1.3
Inferred
4.3
19.58
84.0
4.7
0.571
2.7
Total
7.6
17.60
133.3
8.3
0.513
4.3
Geological section through 103 line
South Africa operations: Moab Khotsong continued

Moab Khotsong: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
11.5
2006
-0.1
Depletion
0.4
Gold price
1.9
Other
0.0
Explo-
ration
13.8
2007
0.0
Cost
13.4
12.4
11.4
0.0
Metho-
dology
Change
Mineral Resource below infrastructure
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Moab Khotsong
Total
13,562
18.01
244,304
14,950
0.525
7,855
Moab Khotsong: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
3.2
2006
7.0
2007
3.8
Model
change
-0.1
Depletion
5.1
3.1
0.1
Scope
change
Change
6.1
4.1

South Africa operations: Moab Khotsong continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Moab Khotsong – Vaal Reef
Proved
1,153
7.86
9,056
1,271
0.229
291
Probable
20,189
10.29
207,705
22,254
0.300
6,678
Total
21,341
10.16
216,761
23,525
0.296
6,969
Ore Reserve below infrastructure
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Moab Khotsong
Total
12,357
8.98
110,924
13,621
0.262
3,566
Tonnes above cut-off Ave grade above cut-off
Moab Khotsong – Metric
Tonnes above
 cut-off (millions)

0.0
0.0
Cut-off grade (g/t)
20.0
Ave grade
 above cut-off (g/t)
20.5
19.5
18.5
15.0
10.0
5.0
12.0
19.0
20.0
21.0
2.0
25.0
16.0 20.0 8.0 4.0 6.0 10.0 14.0 18.0
21.5
Tons above cut-off Ave grade above cut-off
Moab Khotsong – Imperial
Tons above
cut-off (millions)

0.00 0.3 0.4 0.1
20.00
0.00
0.5
Cut-off grade (oz/t)
25.00
Ave grade
above cut-off (oz/t)

0.62
0.61
0.60
0.59
0.58
0.57
0.55
0.56
15.00
10.00
5.00
0.2 0.6
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
AC Barnard
PLATO
MTS0077
12 years
Ore Reserve
J Wall
PLATO
PMS0164
26 years
Grade tonnage information

South Africa operations: Tau Lekoa
Tau Lekoa mine is located about 8km west of the town of Orkney, at the western extreme of the Klerksdorp Goldfields. The mine exploits the VCR at depths varying between 900m and 1,700m below
surface. The VCR is the only reef exploited at Tau Lekoa and dips towards the west at an average angle of 30°. Tau Lekoa has a twin shaft system and mines to a depth of 1,650m. Tau Lekoa uses
hydropower which has a centralised electro-hydraulic system as its primary source of energy production. Hydropower has been
instrumental in improving labour productivity, which has played a vital role in assisting the mine to achieve its business objectives.
Geology
The VCR is a gold bearing quartz pebble conglomerate (up to 5m thick) capping the uppermost angular unconformity of the
Witwatersrand Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations. The VCR is deposited over a number of terraces that are separated by slope material. Typically the terrace reef is a thicker, more robust conglomerate unit than the slope material, where hangingwall-footwall conditions may occur. The deepest terraces are the youngest, whereas the oldest terrace occupies a topographical horizon 28m above the youngest terrace.
Generally the younger the terrace, the more mature the channel fill.
The main channel is the youngest, most mature VCR facies at Tau
Lekoa, and extends from the northeast into Tau Lekoa, before turning sharply towards the west. The older middle and upper terraces contain more immature conglomerates with more erratic gold grades.
Tau Lekoa

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Tau Lekoa –
Measured
5,507
5.30
29,166
6,071
0.154
938
Ventersdorp Contact Reef
Indicated
32,266
4.88
157,353
35,567
0.142
5,059
Inferred
2,568
5.98
15,356
2,830
0.174
494
Total
40,341
5.00
201,875
44,468
0.146
6,490
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Tau Lekoa
Measured
3.7
4.97
18.4
4.1
0.145
0.6
Indicated
25.3
4.74
120.0
27.9
0.138
3.9
Inferred
2.6
5.98
15.4
2.8
0.174
0.5
Total
31.6
4.86
153.8
34.9
0.142
4.9
The Exclusive Mineral Resource is sensitive to the gold price and a large portion of this Mineral Resource is due to the difference in
Mineral Resource and Ore Reserve gold prices. Approximately 20 to 25% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.
10 metre running dyke
5 metre running dyke
GoedenFault
Buffeldoorn Fault
VCR
VCR
Nooitgedacht Fault
Schoonspruit Fault
Ventersdorp
Lavas
Witwatersrand
quartzites and
conglomerates
W E
300 Level
600 Level
900 Level
1050 Level
1200 Level
1350 Level
1500 Level
1650 Level
1704 Level
0 150 300m
W-E section through Tau Lekoa Shaft
South Africa operations: Tau Lekoa continued

Tau Lekoa: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
7.1
2006
-0.2
Depletion
0.3
Gold price
0.0
Other
-0.2
Explo-
ration
6.5
2007
-0.6
Cost
6.6
5.6
0.0
Metho-
dology
Change
Tau Lekoa: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
1.3
2006
1.3
2007
0.1
Model
change
-0.2
Depletion
1.1
0.0
Scope
change
Change
1.3
Tonnes above cut-off Ave grade above cut-off
Tau Lekoa – Metric
Tonnes above
 cut-off (millions)

0.00 11.00 15.40 17.60 4.40 13.20
32.27
0.00
19.80
Cut-off grade (g/t)
40.34
36.30
Ave grade
above cut-off (g/t)

20.32
18.62
16.92
15.21
13.51
11.81
5.00
10.11
8.40
6.70
28.24
24.20
20.17
16.14
12.10
8.07
4.03
2.20 6.60 8.80
Tau Lekoa – Imperial
Tons above
cut-off (millions)

0.00 0.29 0.41 0.47 0.12 0.35
35.57
0.00
0.53
Cut-off grade (oz/t)
44.46
40.02
Ave grade
 above cut-off (oz/t)

0.64
0.58
0.51
0.45
0.39
0.32
0.26
0.00
0.19
0.13
0.06
31.13
26.68
22.23
17.79
13.34
8.89
4.45
0.06 0.18 0.23 0.58
Tons above cut-off Ave grade above cut-off
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Tau Lekoa –
Proved
2,362
3.81
8,999
2,603
0.111
289
Ventersdorp Contact Reef
Probable
9,075
3.45
31,263
10,003
0.100
1,005
Total
11,436
3.52
40,262
12,606
0.103
1,294
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
R Peattie
SACNASP
400097/01
12 years
Ore Reserve
J vZ Visser
PLATO
PMS0119
21 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mponeng lies on the West Wits Line, close to Carletonville in the
Gauteng Province and about 65km south-west of Johannesburg.
Mining at Mponeng is conducted at an average depth of 2,800m. The mine operates two vertical hoisting shafts, a sub-shaft and two service shafts. The Mponeng lease area is constrained to the north by TauTona and Savuka, but is constrained only by the depth of the ore-body, which is open-ended, towards the south.
Geology
The VCR is the only reef that is currently being mined at Mponeng. The
VCR comprises of a quartz pebble conglomerate (up to 3m thick)
capping the topmost angular unconformity of the Witwatersrand
Supergroup. The footwall stratigraphy partially controls the reef type.
Most of the VCR mined lies on footwall strata of the Kimberley
Formation, which is relatively argillaceous. More durable quartzites of the Elsburg Formation lie to the west, while the eastern side of the mine is dominated by the Booysens Shale.
Mponeng is also planning to mine the CLR. The CLR at Mponeng is on average a 20cm thick, tabular, auriferous quartz pebble
conglomerate formed near the base of the Central Rand Group. The
CLR is deeper than the VCR and currently there is an exploration programme drilling to improve resource confidence and confirm geological structures that occur at the lower levels. Of the three economic units that exist for the CLR, the Mponeng CLR target area is dominated by Unit 3 with a smaller portion of Unit 2 towards the east. Unit 2 is a complex channel deposit, and Unit 3 is the oldest of the CLR channel deposits sitting at the base of the package.
South Africa operations: Mponeng
Mponeng

Upper Unit
Middle Unit
Lower Unit
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Mponeng – Carbon Leader Reef
Measured
348
46.59
16,217
384
1.359
521
Indicated
21,731
19.70
428,004
23,954
0.574
13,761
Inferred
15,674
16.85
264,185
17,278
0.492
8,494
Total
37,753
18.76
708,407
41,616
0.547
22,776
Mponeng – Ventersdorp
Measured
5,400
13.94
75,269
5,952
0.407
2,420
Contact Reef
Indicated
59,801
8.51
508,831
65,920
0.248
16,359
Inferred
–
–
–
–
–
–
Total
65,201
8.96
584,100
71,872
0.261
18,779
Mponeng –
Measured
5,748
15.92
91,486
6,336
0.464
2,941
Total Mineral Resource
Indicated
81,532
11.49
936,835
89,874
0.335
30,120
Inferred
15,674
16.85
264,185
17,278
0.492
8,494
Total
102,955
12.55
1,292,506
113,488
0.366
41,555
Two economically viable reefs are mined in the West Wits area, the shallower VCR, and the deeper CLR. Both have been extensively mined at AngloGold Ashanti’s TauTona and Savuka Mines, whilst
Mponeng has only mined the VCR. Both reefs can be accessed down to 120 level (3,645m below datum), but there is currently no infrastructure in place that can service stoping operations below
120 level.
Mponeng is in a prime position to exploit the CLR, and had in fact originally been designed with this in mind via its sub-shaft deepening project which commenced in the mid-1990’s. Due to economic factors at the time, this sub-shaft was stopped at 120 level in 2000 and is now being used to service the VCR mining operations.
The high-grade CLR below 120 level has remained inaccessible and this represents an enormous opportunity for Mponeng and for
AngloGold Ashanti. A project team has been set up to design a “new mine” with the ability to access the CLR via tertiary shafts from
Mponeng, enabling the mine to extend its life until at least 2040, and producing gold at its current levels.
The mine has been designed according to the Sequential Grid mining method, a technique developed at Elandsrand and Mponeng in the
1990’s whereby stoping grids are pre-developed and reef extracted between dip-stabilising pillars. This method has proved successful in the management of seismicity, both from an overall reduction in seismic energy perspective, as well as from an increased mining flexibility view point. The shafts and infrastructure have been designed to fit the existing shaft system at Mponeng, and have the ability to sustain high levels of production.
The extension of Mponeng via the Carbon Leader Reef Project
provides a strong base on which several regional benefits can be realised, as well as enabling other smaller projects to be brought in to match the extended life of the asset and region.
Mponeng Carbon Leader Reef Project

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Mponeng
Measured
4.3
16.20
69.7
4.7
0.472
2.2
Indicated
59.8
9.77
584.3
65.9
0.285
18.8
Inferred
15.7
16.85
264.2
17.3
0.492
8.5
Total
79.8
11.51
918.1
88.0
0.336
29.5
The CLR in the deeper portion of the orebody (below 126 level) and the VCR in the North of the mine lease form potentially mineable areas.
Approximately 35% to 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.
Mineral Resource below infrastructure
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Mponeng – VCR
below 120 level
Total
8,678
14.23
123,518
9,565
0.415
3,971
Mponeng – CLR
below 120 level
Total
34,553
17.89
618,051
38,088
0.522
19,871
Mponeng
Total
43,231
17.15
741,570
47,654
0.500
23,842
Mponeng: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
24.4
2006
-0.7
Depletion
0.0
Explo-
ration
41.6
2007
4.4
Other
45.0
30.0
20.0
Change
10.6
Gold price
40.0
35.0
4.9
Cost
25.0
-2.4
Metho-
dology
Mponeng: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
6.82006 10.1
2007
-0.7
Model
change
-0.6
Depletion
8.5
5.5
4.7
Scope
change
Change
9.5
7.5
6.5
South Africa operations: Mponeng continued

Tonnes above cut-off Ave grade above cut-off
Mponeng – Metric
Tonnes above
 cut-off (millions)

0.00
20.59
0.00
Cut-off grade (g/t)
92.66
Ave grade
above cut-off (g/t)

24.99
23.37
2012
18.50
15.25
13.62
12.00
82.36
72.07
61.77
51.48
41.18
30.89
10.30
12.00
16.87
21.75
26.62
102.95
16.00 20.00 8.00 2.00
28.24
4.00 6.00 10.00 14.00 18.00
Tons above cut-off Ave grade above cut-off
Mponeng – Imperial
Tons above
cut-off (millions)

0.00 0.29 0.41 0.47 0.12 0.35
90.79
0.00
0.53
Cut-off grade (oz/t)
113.49
102.14
Ave grade
above cut-off (oz/t)

0.82
0.74
0.66
0.58
0.49
0.41
0.33
0.00
0.25
0.16
0.08
79.44
68.09
56.74
45.40
34.05
22.70
11.35
0.06 0.18 0.23 0.58
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Mponeng – Carbon Leader Reef
Proved
–
–
–
–
–
–
Probable
10,212
12.30
125,622
11,257
0.359
4,039
Total
10,212
12.30
125,622
11,257
0.359
4,039
Mponeng – Ventersdorp
Proved
2,063
9.85
20,320
2,274
0.287
653
Contact Reef
Probable
22,081
7.69
169,882
24,340
0.224
5,462
Total
24,144
7.88
190,202
26,614
0.230
6,115
Mponeng – Total
Proved
2,063
9.85
20,320
2,274
0.287
653
Probable
32,293
9.15
295,504
35,597
0.267
9,501
Total
34,356
9.19
315,824
37,871
0.268
10,154
Ore Reserve below infrastructure
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Mponeng – VCR below 120 level
Total
7,162
9.70
69,447
7,895
0.283
2,233
Mponeng – CLR below 120 level
Total
10,211
12.30
125,622
11,256
0.359
4,039
Mponeng
Total
17,374
11.07
195,070
19,152
0.327
6,272
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
RK Lavery
SACNASP
144/89
26 years
Ore Reserve
R Brokken
PLATO
PMS0171
26 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
South Africa operations: Savuka
Savuka
The Savuka mine is located about 18km south of the town of
Carletonville, in the West Wits Goldfields. The mine exploits the CLR at depths varying between 2,600m and 3,500m below surface. The
VCR, which on average is about 700m above the CLR is also
exploited at Savuka, but to a lesser extent than the CLR. A
combination of mining methods is used: longwall, conventional and sequential grid mining.
Geology
The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand
Group. The CLR has been divided into three stratigraphic units.
Economically the most important unit is Unit 1 which is present as a sheet-like deposit over the whole mine. Unit 2 is a complex channel deposit that is only present along the western most limit of the current mining at Savuka. The reef may be over two metres thick where Unit 2 is developed. Unit 3 is preserved below Unit 1 in the southern parts of Savuka and is the oldest of the CLR conglomerates.
Production levels on the VCR at Savuka are not as high as on the CLR, with about 15% to 20% of the tonnage coming from the VCR. The
VCR comprises of a quartz pebble conglomerate (up to 5m thick)
capping the topmost angular unconformity of the Witwatersrand
Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations. It sub-outcrops against the base of the Ventersdorp Lavas in a direction parallel to strike across the north-western part of the lease area.

Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Savuka –
Measured
467
15.09
7,054
515
0.440
227
Carbon Leader Reef
Indicated
4,408
15.36
67,719
4,859
0.448
2,177
Inferred
–
–
–
–
–
–
Total
4,875
15.34
74,773
5,374
0.447
2,404
Savuka –
Measured
183
15.49
2,839
202
0.452
91
Ventersdorp Contact Reef
Indicated
269
13.87
3,733
297
0.405
120
Inferred
–
–
–
–
–
–
Total
452
14.53
6,572
499
0.424
211
Savuka –
Measured
651
15.20
9,893
717
0.443
318
Total Mineral Resource
Indicated
4,677
15.28
71,452
5,155
0.446
2,297
Inferred
–
–
–
–
–
–
Total
5,328
15.27
81,345
5,873
0.445
2,615
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Savuka
Measured
0.6
15.09
9.2
0.7
0.440
0.3
Indicated
2.6
15.69
41.5
2.9
0.458
1.3
Inferred
–
–
–
–
–
–
Total
3.3
15.58
50.7
3.6
0.454
1.6
The exclusive Mineral Resource is sensitive to the gold price and a large portion of this Mineral Resource is due to the difference in Mineral Resource and Ore Reserve gold prices. Approximately 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.
Savuka: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
2.2
2006
-0.1
Depletion
0.2
Gold price
0.4
Other
0.2
Explo-
ration
2.6
2007
-0.2
Cost
2.5
1.9
0.0
Metho-
dology
Change
2.3
2.1
Savuka Ore Reserve Reconciliation
2006 vs 2007
Ounces (millions)
0.2
2006
0.7
2007
0
Model
change
-0.1
Depletion
0.5
0.1
0.6
Scope
change
Change
0.6
0.4
0.3
0.7
0.2

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Savuka – Metric
Tonnes above
cut-off (millions)

0.00
1.05
0.00
Cut-off grade (g/t)
4.70
Ave grade
 above cut-off (g/t)

23.77
22.67
20.48
19.38
17.19
16.10
15.0
4.18
3.66
3.14
2.61
2.09
1.57
0.52
18.29
21.58
24.87
5.23
16.00 8.00 2.00 4.00 6.00 10.00 12.00 14.00 18.00 20.00
Tonnes above cut-off Ave grade above cut-off
Savuka – Imperial
Tons above
cut-off (millions)

0.00 0.29 0.41 0.47 0.12 0.35
4.61
0.00
0.53
Cut-off grade (oz/t)
5.76
5.18
Ave grade
 above cut-off (oz/t)

0.76
0.68
0.61
0.53
0.45
0.38
0.30
0.00
0.23
0.15
0.08
4.03
3.46
2.88
2.30
1.73
1.15
0.58
0.06 0.18 0.23 0.58
Tons above cut-off Ave grade above cut-off
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Savuka –
Proved
31
5.86
180
34
0.171
6
Carbon Leader Reef
Probable
3,130
6.61
20,683
3,450
0.193
665
Total
3,161
6.60
20,862
3,484
0.193
671
Savuka –
Proved
34
9.12
310
37
0.266
10
Ventersdorp Contact Reef
Probable
33
7.83
256
36
0.228
8
Total
67
8.48
565
73
0.247
18
Savuka –
Proved
65
7.57
489
71
0.221
16
Total Ore Reserve
Probable
3,163
6.62
20,938
3,486
0.193
673
Total
3,227
6.64
21,428
3,558
0.194
689
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
RK Lavery
SACNASP
144/89
26 years
Ore Reserve
R Brokken
PLATO
PMS0171
26 years
Grade tonnage information
South Africa operations: Savuka continued

South Africa operations: TauTona
TauTona lies on the West Wits Line, close to Carletonville in Gauteng and about 70km south-west of Johannesburg. Mining at TauTona takes place at depths ranging from 1,800m to 3,500m, where the world’s deepest stoping section is found. The mine has a main shaft system as well as a secondary and a tertiary shaft. It is predominantly a long-wall operation.
Geology
The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand
Group. The CLR has been divided into three stratigraphic units.
Economically the most important unit is Unit 1, which is present as a sheet-like deposit over the whole mine, although the reef development and grades tend to drop off very rapidly where Unit 1 overlies Unit 2.
Unit 2 is a complex channel deposit that is only present along the easternmost limit of the current mining at TauTona mine. The reef may be over two metres thick where Unit 2 is developed. Unit 3 is preserved below Unit 1 in the southern parts of TauTona and is the oldest of the CLR conglomerates.
Production levels on the VCR at TauTona are currently limited, amounting to less than 10% of total production volumes. The VCR comprises of a quartz pebble conglomerate (up to 5m thick) capping the topmost angular unconformity of the Witwatersrand Supergroup.
The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations.
TauTona

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Surface +1829m arial
Ventersdorp Contact Reef
Lower Carbon Leader
Upper carbon leader
Main shaft
Sub vertical shaft
Tertiary vertical shaft
66 level -1822m BC. +7m arial
Carbon Leader Reef
100 level -2869m BC. +1030m arial
120 level 3476m BC. -1647m arial
sea level
N
S
Schematic section through TauTona shaft system
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
TauTona –
Measured
673
23.59
15,875
742
0.688
510
Carbon Leader Reef
Indicated
9,143
27.58
252,116
10,078
0.804
8,106
Inferred
–
–
–
–
–
–
Total
9,815
27.30
267,990
10,820
0.796
8,616
TauTona –
Measured
417
9.73
4,061
460
0.284
131
Ventersdorp Contact Reef
Indicated
773
11.80
9,113
852
0.344
293
Inferred
–
–
–
–
–
–
Total
1,190
11.07
13,175
1,312
0.323
424
TauTona –
Measured
1,090
18.29
19,936
1,202
0.533
641
Total Mineral Resource
Indicated
9,915
26.35
26,229
10,930
0.768
8,399
Inferred
–
–
–
–
–
–
Total
11,005
25.55
281,165
12,131
0.745
9,040
South Africa operations: TauTona continued

Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
TauTona
Measured
0.8
17.49
13.4
0.8
0.510
0.4
Indicated
3.7
22.58
83.9
4.1
0.659
2.7
Inferred
–
–
–
–
–
–
Total
4.5
21.71
97.3
4.9
0.633
3.1
Approximately 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.
Mineral Resource below infrastructure
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
TauTona –
Below infrastructure
Total
3,572
33.60
120,001
3,937
0.980
3,858
TauTona: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
11.3
2006
-0.5
Depletion
0.0
Gold price
0.0
Other
0.3
Explo-
ration
9.0
2007
0.0
Cost
9.5
6.5
-2.1
Metho-
dology
Change
11.5
10.5
8.5
7.5
TauTona: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
5.0
2006
4.6
2007
0.0
Model
change
-0.4
Depletion
1.1
0.0
Scope
change
Change
4.6
4.8
4.4

South Africa operations: TauTona continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
TauTona –
Proved
201
12.51
2,512
221
0.365
81
Carbon Leader Reef
Probable
11,971
11.07
132,494
13,196
0.323
4,260
Total
12,172
11.09
135,007
13,417
0.324
4,341
TauTona –
Proved
357
7.44
2,654
393
0.217
85
Ventersdorp Contact Reef
Probable
758
7.61
5,771
836
0.222
186
Total
1,115
7.56
8,425
1,229
0.220
271
TauTona –
Proved
557
9.27
5,166
614
0.270
166
Total Ore Reserve
Probable
12,729
1086
138,265
14,032
0.317
4,445
Total
13,287
10.80
143,432
14,646
0.315
4,611
Ore Reserve below infrastructure
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
TauTona
Total
4,542
13.71
62,267
5,007
0.400
2,002
Tonnes above cut-off Ave grade above cut-off
TauTona – Metric
Tonnes above
cut-off (millions)

0.00 10.00 14.00 16.00 4.00 12.00
8.74
0.00
18.00
Cut-off grade (g/t)
10.93
9.83
Ave grade
above cut-off (g/t)

38.33
36.85
35.37
33.89
32.41
30.92
29.44
26.48
25.00
7.65
6.56
5.46
4.37
3.28
2.19
1.09
2.00 6.00 8.00 20.00
TauTona – Imperial
Tons above
 cut-off (millions)

0.00 0.29 0.41 0.47 0.12 0.35
9.64
0.00
0.53
Cut-off grade (oz/t)
12.04
10.84
Ave grade
above cut-off (oz/t)

1.16
1.05
0.93
0.81
0.70
0.58
0.46
0.00
0.35
0.23
0.12
8.43
7.23
6.02
4.82
3.61
2.41
1.20
0.06 0.18 0.23 0.58
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
R Orton
PLATO
MS0096
23 years
Ore Reserve
MW Armstrong
PLATO
MS0054
22 years
Grade tonnage information

South Africa operations: Surface
Surface
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Vaal River Surface
Measured
–
–
–
–
–
–
Indicated
417,886
0.37
155,277
460,640
0.011
4,992
Inferred
5,017
0.69
3,454
5,531
0.020
111
Total
422,903
0.38
158,730
466,171
0.011
5,103
West Wits Surface
Measured
–
–
–
–
–
–
Indicated
161,500
0.25
40,538
178,023
0.007
1,303
Inferred
6,830
0.62
4,208
7,528
0.018
135
Total
168,329
0.27
44,746
185,551
0.008
1,439
Total Mineral Resource
Measured
–
–
–
–
–
–
Indicated
579,385
0.34
195,814
638,663
0.010
6,296
Inferred
11,847
0.65
7,661
13,059
0.090
246
Total
591,232
0.34
203,476
651,722
0.010
6,542

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Vaal River Surface: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
4.6
2006
0.2
Depletion
0.5
Gold price
0.1
Other
0.1
Explo-
ration
5.1
2007
0.0
Cost
4.5
3.5
0.0
Metho-
dology
Change
5.5
5.0
4
West Wits Surface: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
0.7
2006
0.0
Depletion
0.9
Gold price
0.0
Other
-0.1
Explo-
ration
1.4
2007
0.0
Cost
1.0
0.6
0.0
Metho-
dology
Change
1.4
1.2
0.8
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Vaal River Surface
Measured
–
–
–
–
–
–
Indicated
298.2
0.29
87.5
328.7
0.009
2.8
Inferred
5.0
0.69
3.5
5.5
0.020
0.1
Total
303.2
0.30
91.0
334.2
0.009
2.9
West Wits
Measured
–
–
–
–
–
–
Indicated
161.5
0.25
40.5
178.0
0.007
1.3
Inferred
6.8
0.62
4.2
7.5
0.018
0.1
Total
168.3
0.27
44.7
185.6
0.008
1.4
Total Exclusive
Measured
–
–
–
–
–
–
Mineral Resource
Indicated
459.7
0.54
128.0
506.7
0.016
4.1
Inferred
11.8
1.31
7.7
13.0
0.038
0.3
Total
471.5
0.57
135.7
519.8
0.017
4.4
The exclusive Mineral Resource comprises largely of tailings storage facilities.
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Vaal River Surface
Proved
–
–
–
–
–
–
Probable
118,715
0.50
59,858
130,861
0.015
1,924
Total
118,715
0.50
59,858
130,861
0.015
1,924
South Africa operations: Surface continued

Vaal River Surface: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
1.9
2006
1.9
2007
0.1
Model
change
-0.1
Depletion
1.8
0.0
Scope
change
Change
2.0
1.5
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
T Flitton
SACNASP
400277/06
6 years
Ore Reserve
J vZ Visser
PLATO
PMS0119
21 years

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Argentina operations: overview
Operations
ARGENTINA
Buenos Aires
Bahia Blanca
Cerro Vanguardia
Puerto San Julián
Santa Fe
Cordoba
Rio Gallegos
0 1000km
AngloGold Ashanti has a single operation
in Argentina, the Cerro Vanguardia mine,
which is a joint venture with Formicruz (the
province of Santa Cruz). The province of
Santa Cruz holds 7.5% and the remaining
92.5% belongs to AngloGold Ashanti.
Mineral Resource and Ore Reserve gold price and exchange rates
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Exchange rate – Argentina
AR/US$
3.04
6.50
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion   2007
depletion
depletion
Comments
Cerro Vanguardia
92.5%
Resource
3.689
(0.193)
0.003
0%   3.499
(0.190)
(5%)
Depletion
Reserve
1.568
(0.232)
0.543
35%   1.879
0.311
20%
Additional pits plus the effects of a
higher gold price offset the depletion
Argentina Totals
Resource
3.689       (0.193)
0.003         0%   3.499      (0.190)       (5%)
Reserve
1.568       (0.232)
0.543        35%   1.879       0.311        20%
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Cerro
Measured
12.5 x 5
Vanguardia
Indicated
25 x 10
Inferred
40 x 15
Grade/ore
control
12.5 x 5
The Mineral Resource estimates are computed using the relevant computer modules of Datamine®software package. The geological model is a critical input to the Mineral Resource estimation process. The orebody boundaries for each geological entity (veins, stock work, wall rock) are defined from the detailed logging of all geological bore holes and after validation this information is used in the system to create a three dimensional model. This model is subsequently populated with a
5 x 25 x 5m (X by Y by Z) block model. The block sizes used are chosen to represent the dimensions in which the deposit is intended to be mined. Volumetric measurements of the orebody are subsequently computed in the system using the relevant block dimensions.
Ordinary kriging is used to perform the grade interpolation. Field tests are conducted to determine appropriate in-situ densities. The mining of a specific area of the orebody is surveyed and an accurate measurement of the corresponding mass associated with the mining area is recorded. The in-situ density is then computed by dividing the mass by the surveyed volume. Using the volume, grade and density information, the Mineral Resource estimates are computed for the individual orebodies.
Ore Reserve estimation
The appropriate Mineral Resource models are used as the basis for
Ore Reserves. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage and includes waste material (both internal and external). Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported. For the reserve optimisation, Whittle®software was used and Datamine®
software was utilised to design the pits.
Ore Reserve modifying factors (as at 31 December 2007)
Mineral Resource
Ore Reserve
cut-off
cut-off
Metal-
grade
grade
Dilution
(1)
lurgical
Other
Mine/Project
g/t (Au)
g/t (Au)
%
recovery
factor
Cerro Vanguardia
1.89
2.1
95.02
n/a
1. There is 50cm of dilution on each side of the quartz vein.
Mineral Resource estimation

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Argentina operations: Cerro Vanguardia
Cerro Vanguardia
The Cerro Vanguardia property is located 160km north-west of Puerto
San Julian. The property is situated within the southern Deseado Masive.
Geology
The oldest rocks in this part of Patagonia are of Precambrian-
Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens, and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the
Middle and Upper Jurassic age over an area of approximately
100,000km
2
. These volcanic rocks include the Chon Aike formation
ignimbrite units that host the gold-bearing veins at Cerro Vanguardia.
Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.
Gold and silver mineralisation at Cerro Vanguardia occurs within a vertical range of about 150m to 200m, in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites.
These veins form a typical structural pattern related to major north-
south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing one set strikes about
N40W and generally dips 65° to 90° to the east while the other set strikes about N75W and the veins dip 60° to 80° to the south. They are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms as massive quartz, banded chalcedonic quartz and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidised to limonite. The veins show sharp contacts with the surrounding ignimbrite, which hosts narrow stockwork zones that are weakly mineralised, and appear to have been cut by a sequence of north-east trending faults that have southerly movement with no appreciable lateral displacement.

Inferred Mineral Resource in pit optimisation
Inferred Mineral Resources were used in the pit optimisation process and 0.085 million ounces are present in the optimised pit.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Cerro Vanguardia –
Measured
9,638
0.76
7,347
10,624
0.022
236
Stockpile Full Grade
Indicated
12,161
0.60
7,356
13,405
0.018
237
Inferred
1,451
0.61
878
1,599
0.018
28
Total
23,249
0.67
15,581
25,628
0.020
501
Cerro Vanguardia –
Measured
1,434
8.04
11,535
1,580
0.235
371
Vein Mineral Resources
Indicated
8,984
7.95
71,439
9,903
0.232
2,297
Inferred
1,452
7.09
10,290
1,601
0.207
331
Total
11,870
7.86
93,263
13,084
0.229
2,998
Cerro Vanguardia –
Measured
11,071
1.71
18,882
12,214
0.050
607
Total Mineral Resource
Indicated
21,145
3.73
78,795
23,308
0.109
2,533
Inferred
2,903
3.85
11,168
3,200
0.112
359
Total
35,119
3.10
108,845
38,712
0.090
3,499
Mineral Resource by-product: Silver (Ag)
Metric
Imperial
Resource
Tonnes
Grade
Ag
Tons
Grade
Ag
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Cerro Vanguardia
Measured
11.1
27.15
300.5
12.2
0.792
9.7
Indicated
21.1
67.94
1,436.6
23.3
1.982
46.2
Inferred
2.9
65.77
190.9
3.2
1.918
6.1
Total
35.1
54.90
1,928.1
38.7
1.601
62.0
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Cerro Vanguardia –
Proved
46
4.32
197
50
0.126
6
Stockpile Full Grade Ore
Probable
–
–
–
–
–
–
Total
46
4.32
197
50
0.126
6
Cerro Vanguardia –
Proved
998
6.17
6,153
1,100
0.180
198
Vein Mineral Resources
Probable
7,917
6.58
52,082
8,727
0.192
1,674
Total
8,915
6.53
58,235
9,828
0.191
1,872
Cerro Vanguardia –
Proved
1,044
6.08
6,349
1,150
0.177
204
Total Ore Reserves
Probable
7,917
6.58
52,082
8,727
0.192
1,674
Total
8,961
6.52
58,432
9,878
0.190
1,879

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Argentina operations: Cerro Vanguardia continued
Cerro Vanguardia: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
3.7
2006
-0.2
Depletion
0
Gold price
-0.2
Other
0.3
Explo-
ration
3.5
2007
0
Cost
3.4
3.0
0
Metho-
dology
Change
3.8
3.6
3.2
Cerro Vanguardia: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
1.6
2006
1.9
2007
0.2
Model
change
-0.2
Depletion
1.3
0.3
Scope
change
Change
1.7
1.5
Cerro Vanguardia – Metric
Tonnes above
cut-off (millions)

0.00
6.59
0.00
Cut-off grade (g/t)
29.67
Ave grade
above cut-off (g/t)

15.84
14.74
12.53
11.42
9.21
8.11
7.00
26.37
23.08
19.78
16.48
13.19
9.89
3.30
4.00 8.00
10.32
13.63
16.95
1.00 2.00 3.00 6.00 7.00 9.00
32.97
5.00 10.00
Tonnes above cut-off Ave grade above cut-off Tons above cut-off Ave grade above cut-off
Cerro Vanguardia – Imperial
Tons above
cut-off (millions)

0.00 0.15 0.20 0.23 0.06 0.18
29.07
0.00
0.26
Cut-off grade (oz/t)
36.34
32.71
Ave grade
above cut-off (oz/t)

0.53
0.47
0.42
0.37
0.32
0.26
0.21
0.00
0.16
0.11
0.05
25.44
21.80
18.17
14.54
10.90
7.27
3.63
0.03 0.09 0.12 0.29
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
AHM Silva
AusIMM
224831
9 years
Ore Reserve
ER Lopez
PLATO
CPG2353
13 years
Ore Reserve by-product: Silver (Ag)
Reserve
Tonnes
Grade
Ag
Tons
Grade
Ag
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Cerro Vanguardia
Proved
1.0
71.37
74.5
1.2
2.081
2.4
Probable
7.9
112.25
888.7
8.7
3.274
28.6
Total
9.0
107.49
936.2
9.9
3.135
31.0
Grade tonnage information

AngloGold Ashanti owns 100% of Sunrise Dam gold mine. AngloGold
Ashanti has a 33.33% interest in Boddington with joint venture partner
Newmont Mining Corporation holding 66.67%. Boddington gold mine is managed by the BGM Management Company Pty Ltd (BGMMCo),
which is now 100% owned by Newmont. The management of the
company reports to a joint venture executive committee, which controls the joint venture.
The Tropicana Project is a joint venture with Independence Group NL
(IGO) in which AngloGold Ashanti Australia Limited (AGAA) holds 70%
and free carries IGO to the end of pre-feasibility.
Operations/projects
AUSTRALIA
Sunrise
Dam
Boddington
Canberra
Darwin
Western
Australia
Brisbane
Sydney
Melbourne
Adelaide
Perth
Kalgoorlie
Laverton
Tasmania
Tropicana
0 800km
The Australian assets (formerly
Acacia Resources Ltd) were acquired
at the end of 1999 and comprise of
Sunrise Dam and Boddington gold
mines and now the Tropicana
Project.
Mineral Resource and Ore Reserve gold price and exchange rates
Sunrise Dam Gold Mine
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Exchange rate – Australia
US$/Aus$
0.71
0.73
Boddington Gold Mine
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
575
500
Exchange rate – Australia
US$/Aus$
0.77
0.74
Australia operations: overview
Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
Metallurgical
grade
Dilution
(1)
recovery
Other
Mine/Project
g/t (Au)
%
factor
factor
Boddington
0.32
(2)
n/a
81.6%
(3)
n/a
Sunrise Dam –
open pit
1.0
n/a
83.5%
n/a
Sunrise Dam –
underground
1.5
(4)
19.5
(5)
91%
(5)
n/a
1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
2. Cut-off is based on a net smelter return of A$8.28/t which approximates to 0.4g/t Au over LOM.
3. LOM average metallurgical recovery for copper is 82.7%.
4. Targeting average grade.
5. Average across pit designs.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Boddington
Measured
25 x 25
Mineral Resources were classified using a
combination of drill-hole spacing, number
of samples in estimate and average
distance to samples.
Indicated
50 x 50
Inferred
100 x 200
Grade/ore
control
Not applicable.
Sunrise Dam
Measured
10 x 10 and
Mineral Resources were classified using a
25 x 25
combination of drill-hole spacing, number
of samples in estimate, average distance
to samples and confidence in geological
interpretation/estimate.
Indicated
20 x 20 and
40 x 40
Inferred
50 x 100
Grade/ore
6 x 6 and
Blastholes were historically used for
control
10 x 10
grade control in Sunrise Pit by Placer.
Ore Reserve estimation
The Ore Reserve is estimated by Lerch-Grossman pit optimisation using the relevant Mineral Resource models and updated geotechnical and metallurgical parameters and appropriate operating costs. The recoverable gold Mineral Resource model has been estimated either by a geostatistical technique called multiple indicator kriging or uniform conditioning (non-linear geostatistical methods) and reflects the selectivity or selective mining unit (SMU) of the mining equipment that is intended to be used to recover the Mineral Resource within the Ore
Reserve pit design.
Modifying factors
The Boddington cut-off grade is formulated on a net revenue basis (Net
Smelter Return (NSR)) taking into account gold and copper grade/metal price/recovery. The 0.32g/t COG approximates a life of mine cut-off grade. This represents diorite material and using unit gold/copper prices of A$750/oz and A$2.00/lb respectively. This NSR with gold leach and gravity contributions cut-off grade is A$8.28/t and includes stockpile rehandle mining cost of A$0.91/t thereby allowing for an elevated cut-
off grade strategy over the life of mine and inclusive of an end of mine life rehandle cost.
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion  2007
depletion
depletion
Comments
Boddington
33.33%
Resource
10.290
0.000
(0.011)
0%
10.279
(0.011)
0%
No change. Gains were offset by
increased costs
Reserve
4.544
0.000
0.998
22%
5.542
0.998
22%
The upgrade of Inferred Mineral
Resource within the pit shell by
drilling
Sunrise Dam
100%
Resource
3.637
(0.845)
0.286
8%
3.078
(0.559)
(15%)
Depletion was partly offset by gains
due to successful exploration
Reserve
1.889
(0.665)
0.410
22%
1.634
(0.255)
(13%)
Gains made by the drilling results
at Cosmo did not manage to offset
depletion
Tropicana
70%
Resource
0.000         0.000
2.837         –
2.837          2.837           0%
Successful greenfields exploration
Reserve
–
–
–
–
–
–
–
Australia Totals
Resource
13.927       (0.845)
3.112
22%
16.194         2.267          16%
Reserve
6.433       (0.665)
1.408
22%
7.176         0.743          12%
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.
Australia operations: overview continued

Australia operations: Boddington
Boddington
The operation is situated approximately 120km south-east of Perth in
Western Australia.
Geology
Boddington is located in the Archaean Saddleback greenstone belt in the south-west of Western Australia. The main zone of gold
mineralisation occurs reasonably continuously over a strike length of over 5km and a width of about 1km. The previous oxide operation, which closed in 2001, produced approximately 6.1 million ounces over a mine life of 15 years from a lateritic deposit developed over a large basement Mineral Resource. This basement Mineral Resource, beneath the oxide pits, is hosted predominantly by andesitic volcanics and diorites, and contains both gold and copper
mineralisation. Construction of the 35.2 Mtpa basement treatment plant is well advanced, with production anticipated to commence late
2008-early 2009.
Mineral Resource estimation
The Mineral Resource and Ore Reserve of the Boddington expansion project have been updated as part of the annual evaluation process by
BGMMCo personnel. The geostatistical method of Uniform
Conditioning Is used to estimate the Mineral Resource All available geological drill-hole information is validated for use in the models and the local geology of the ore body is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.

Australia operations: Boddington continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Boddington – Open pit
Measured
66,035
0.83
54,479
72,791
0.024
1,752
Indicated
284,781
0.67
191,997
313,917
0.020
6,173
Inferred
126,513
0.58
73,125
139,457
0.017
2,351
Total
477,329
0.67
319,600
526,165
0.020
10,275
Boddington – Stockpile
Measured
–
–
–
–
–
–
Indicated
146
0.81
118
161
0.024
4
Inferred
–
–
–
–
–
–
Total
146
0.81
118
161
0.024
4
Boddington –
Measured
66,035
0.83
54,479
72,791
0.024
1,752
Total Mineral Resources
Indicated
284,927
0.67
192,115
314,078
0.020
6,177
Inferred
126,513
0.58
73,125
139,457
0.017
2,351
Total
477,475
0.67
319,718
526,326
0.020
10,279
Exclusive Mineral Resource
Metric
Imperial
Au
Mine/Project
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Boddington
Measured
9.4
0.44
4.1
10.4
0.013
0.1
Indicated
125.1
0.56
70.0
137.9
0.016
2.2
Inferred
126.5
0.58
73.1
139.5
0.017
2.4
Total
261.1
0.56
147.2
287.8
0.016
4.7
Mineral Resource by-products: Copper (Cu)
Mine
Mineral Resource category
Tonnage (Mt)
Grade (ppm)
Copper (Mt)
Boddington
Measured
66.0
1,043
0.069
Indicated
284.9
986
0.281
Inferred
126.5
967
0.122
Total
477.5
989
0.472
Boddington: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
10.3
2006
0.0
Depletion
-0.3
Gold price
0.001
Other
0.8
Explo-
ration
10.3
2007
-0.6
Cost
9.5
9.0
0.001
Metho-
dology
Change
10.5
10.0
Boddington: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
4.5
2006
5.5
2007
0.1
Model
change
0.0
Depletion
4.3
0.9
Scope
change
Change
4.9
5.1
4.7
5.3
4.5

Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Boddington –
Proved
56,631
0.89
50,338
62,425
0.026
1,618
Open pit
Probable
159,495
0.76
121,927
175,814
0.022
3,920
Total
216,127
0.80
172,265
238,239
0.023
5,538
Boddington –
Proved
–
–
–
–
–
–
Stockpile
Probable
146
0.81
118
161
0.024
4
Total
146
0.81
118
161
0.024
4
Boddington –
Proved
56,631
0.89
50,338
62,425
0.026
1,618
Total Ore Reserves
Probable
159,641
0.76
122,045
175,974
0.022
3,924
Total
216,273
0.80
172,383
238,400
0.023
5,542
Ore Reserve by-products: Copper (Cu)
Mine/Project
Mineral Resource category
Tonnage (Mt)
Grade (ppm)
Copper (Mt)
Boddington
Proved
56.6
1,105
0.063
Probable
159.5
1,061
0.169
Total
216.1
1,073
0.232
Boddington – Metric
Tonnes above
 cut-off (millions)

0.00
134.49
0.00
Cut-off grade (g/t)
605.22
Ave grade
 above cut-off (g/t)

1.27
1.11
0.79
0.64
0.32
0.16
0.00
537.97
470.72
403.48
336.23
268.99
201.74
67.25
0.48 0.84
0.48
0.95
1.43
1.59
0.12 0.24 0.36 0.60 0.72 0.96
672.46
Tonnes above cut-off Ave grade above cut-off
Boddington – Imperial
Tons above
cut-off (millions)
0.00 0.02 0.02 0.03 0.01 0.02
593.01
0.00
Cut-off grade (oz/t)
741.26
667.14
Ave grade
above cut-off (oz/t)
0.05
0.04
0.04
0.03
0.03
0.02
0.02
0.00
0.01
0.01
0.00
518.89
444.76
370.63
296.51
222.38
148.25
74.13
0.00 0.01 0.01
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
K Gleeson
AusIMM
202246
Newmont Geology Manager
Ore Reserve
S Williams
AusIMM
204071
Newmont Engineering Manager
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Australia operations: Sunrise Dam
Sunrise Dam lies some 220km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia. The mine is 100% owned by
AngloGold Ashanti. The mine comprises a large open-pit operation and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.
Geology
At Sunrise Dam gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted. There are three dominant domains recognised:
(i)
Shear-related and high strain – e.g. Sunrise Shear Zone,
(ii)
Stock work development in planar faults with brittle
characteristics (these occur in all rock types and are commonly concentrated at lithofacies contacts within the volcanic
stratigraphy or the porphyry margin and within hinge domains within the magnetite shales) – e.g. Western Shear Zone, Watu,
Cosmo, Summercloud; and
(iii)
Placer-style mineralisation hosted within the fluvial sediments.
The vein and shear styles of gold mineralisation are introduced primarily during the third and fourth deformation stages and variations in structural style, ore and gangue mineralogy and alteration intensity are observed locally. Secondary (supergene) gold mineralisation is also an important part of the Cleo-Sunrise ore system and is highlighted by extremely high gold grades developed near the base of tertiary paleochannels and horizontal blankets of mineralisation related to iron redox fronts and associated water tables.
Sunrise Dam

Mineral Resource estimation
open-pit estimates are generated using a geostatistical method called multiple indicator kriging. All available geological drill-hole information is validated for use in the models and the local geology of the ore body is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.
Estimation for the underground Mineral Resources uses the geological model boundaries to subdivide all drill-hole data into appropriate domains. Statistical analyses are performed on these domains and in a similar manner to that of open-pit estimation, high grade outliers are identified and appropriately cut back to the upper limit of the population.
A geostatistical method called ordinary kriging is used to produce estimates of a pre-determined block size. These block sizes are 10m x
10m and 20m x 20m. The geostatistical technique of Conditional
Simulation has been used to estimate the Cosmo ore zone.
Legend
Sandstone / Siltstone
Magnetite Shale
Dolerite / Basalt
Zones of Alteration
Andesite
Volcaniclastic – conglomerate
Coarse – Porphryitic
Intermed. Intrusive
Mineralised Zones
Approx. Generalised Pit shell
Lamprophyre Dykes
Schematic geological section of Sunrise Dam (looking North). Field of view is approximately 2km West to East.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sunrise Dam –
Measured
–
–
–
–
–
–
Golden Delicious
Indicated
1,038
1.84
1,910
1,144
0.054
61
Inferred
2,643
1.64
4,335
2,913
0.048
139
Total
3,681
1.70
6,244
4,058
0.049
201
Sunrise Dam –
Measured
20,055
1.63
32,634
22,106
0.047
1,049
Open pit
Indicated
2,403
2.67
6,422
2,648
0.078
206
Inferred
15
3.67
56
17
0.107
2
Total
22,472
1.74
39,112
24,772
0.051
1,257
Sunrise Dam –
Measured
–
–
–
–
–
–
Underground
Indicated
5,790
4.73
27,363
6,382
0.138
880
Inferred
2,076
11.09
23,018
2,288
0.323
740
Total
7,866
6.41
50,381
8,670
0.187
1,620
Sunrise Dam –
Measured
20,055
1.63
32,634
22,106
0.047
1,049
Total Mineral Resource
Indicated
9,230
3.87
35,695
10,175
0.113
1,148
Inferred
4,734
5.79
27,409
5,219
0.169
881
Total
34,019
2.81
95,738
37,500
0.082
3,078

Australia operations: Sunrise Dam continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Sunrise Dam
Measured
8.1
2.52
20.4
8.9
0.074
0.7
Indicated
4.3
2.99
12.9
4.7
0.087
0.4
Inferred
4.7
5.79
27.4
5.2
0.169
0.9
Total
17.1
3.55
60.6
18.9
0.103
2.0
Sunrise Dam: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
3.6
2006
-0.9
Depletion
0.0
Gold price
0.1
Other
0.0
Explo-
ration
3.1
2007
0.0
Cost
3.0
2.5
0.2
Metho-
dology
Change
4.0
3.5
Sunrise Dam: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
1.9
2006
1.6
2007
0.3
Model
change
-0.7
Depletion
1.0
0.1
Scope
change
Change
1.5
2.0
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resources were used in the pit optimisation process and 0.017 million ounces are present in the optimised pit.
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sunrise Dam – Open pit
Proved
11,982
2.33
27,902
13,208
0.068
897
Probable
1,850
3.11
5,762
2,040
0.091
185
Total
13,832
2.43
33,664
15,247
0.071
1,082
Sunrise Dam – Underground
Proved
31
8.20
251
34
0.239
8
Probable
3,310
5.11
16,912
3,648
0.149
544
Total
3,340
5.14
17,163
3,682
0.150
552
Sunrise Dam – Total Ore Reserve
Proved
12,013
2.34
28,153
13,242
0.068
905
Probable
5,160
4.39
22,674
5,688
0.128
729
Total
17,173
2.96
50,827
18,929
0.086
1,634

Sunrise Dam Surface – Metric
Tonnes above
cut-off (millions)
0.00
11.24
0.00
4.50
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
9.44
6.61
4.72
3.78
1.89
0.94
0.00
37.47
33.73
29.98
26.23
7.49
3.75
0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00
2.83
5.66
14.99
18.74
22.48
5.00
7.55
8.50
Tonnes above cut-off Ave grade above cut-off
Sunrise Dam Surface – Imperial
Tons above
cut-off (millions)
0.00
12.39
0.00
0.13
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
0.28
0.19
0.14
0.11
0.06
0.03
0.00
41.31
37.18
33.05
28.91
8.26
4.13
0.01 0.03 0.04 0.06 0.07 0.09 0.10 0.12
0.08
0.17
16.52
20.65
24.78
0.15
0.22
0.25
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Operation
Type
Name
organisation
number
experience
Sunrise Dam –
Mineral Resource
B Catto
AusIMM
202721
12 years
Surface
Ore Reserve
P Christians
AusIMM
221754
23 years
Sunrise Dam –
Mineral Resource
J Biggam
AusIMM
112082
14 years
Underground
Ore Reserve
S Tombs
AusIMM
105785
30 years
Grade tonnage information

Australia operations: Tropicana

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Tropicana
The Tropicana gold deposit is located approximately 350km north-
east of Kalgoorlie within the Great Victoria Desert, Western Australia.
Tropicana is the first deposit discovered in this remote greenfields exploration area.
Geology
The Tropicana deposit comprises two known mineralised zones, the
Tropicana zone to the north and Havana zone to the south. Together the known mineralised zones define a system that extends over a 4km strike length. The lenses have been tested to a vertical depth of 350m to 400m, and are open down dip. The Tropicana and Havana zones are grossly “stratiform” within the preferred gneissic host sequence.
Havana zone consists of multiple stacked lenses, whereas Tropicana comprises one main mineralised lens.
Mineral Resource estimation
The geostatistical method of Uniform Conditioning Is used to estimate the Mineral Resource. All available geological drill-hole information is validated for use in the models and the local geology of the ore body is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.

Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Tropicana – Open pit
Measured
–
–
–
–
–
–
Indicated
21,788
2.09
45,559
24,018
0.061
1,465
Inferred
22,174
1.93
42,688
24,443
0.056
1,372
Total
43,963
2.01
88,247
48,460
0.059
2,837
Tropicana – Metric
Tonnes above
cut-off (millions)
0.00
93.04
0.00
1.80
Cut-off grade (g/t)
Ave grade
 above cut-off (g/t)
3.55
2.48
1.77
1.42
0.71
0.35
0.00
310.14
279.13
248.11
217.10
62.03
31.01
0.20 0.40 0.60 0.80 1.00 1.20 1.40 1.60
1.06
2.13
124.06
155.07
186.08
2.00
2.84
3.19
Tonnes above cut-off Ave grade above cut-off
Tropicana – Imperial
Tonnes above
cut-off (millions)
0.00
102.56
0.00
0.05
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
0.07
0.05
0.04
0.02
0.01
0.00
341.87
307.68
273.50
239.31
68.37
34.19
0.01 0.01 0.02 0.02 0.03 0.04 0.04 0.05
0.03
0.06
136.75
170.93
205.12
0.06
0.08
0.09
Tonnes above cut-off Ave grade above cut-off
Grade tonnage information
Tropicana: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
0
2006
0
Depletion
0
Gold price
0
Other
2.8
Explo-
ration
2.8
2007
0
Cost
1.0
0
0.0
Metho-
dology
Change
2.0
Competent persons
Professional
Registration
Relevant
Operation
Type
Name
organisation
number
experience
Tropicana
Mineral Resource
M Kent
AusIMM
203631
10 years

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Operations
Brasil
Mineraç
~
ao
BRAZIL
Belem
Manaus
Salvador
Rio de Janeiro
Sao Paulo
Crixas
Belo Horizonte
Brasilia
Serra Grande
0 1000km
AngloGold Ashanti’s operations in
Brazil comprise the wholly owned
Brasil Mineração (formerly Morro
Velho) and a 50% interest in the
Mineração Serra Grande mines.
Mineral Resource and Ore Reserve gold price and exchange rates
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Exchange rate – Brazil
R$/US$
1.95
2.30
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Brasil Mineraça
~
o Measured
20 x 40 and
(Corrégo do Sítio)
25 x 25
Indicated
50 x 50
Channel samples
Inferred
150 x 150
Channel samples
Grade
2 x 2 and
Channel samples
control
5 x 5
Brasil Mineraça
~
o Measured
5 x 5 and
(Cuiabá)
20 x 40
Indicated
20 x 60
Inferred
80 x 500
Grade
5 x 5
Channel sampling
control
Serra Grande
Measured
10 x 10 and
20 x 10
Indicated
10 x 20 and
20 x 50
Inferred
50 x 100
Grade
2 x 2 and
Channel sampling
control
2.5 x 1
Brazil operations: overview

Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
Metallurgical
grade
Dilution
(1)
*
recovery
Other
Mine/Project
g/t (Au)
%
factor
(2)
factor
Brasil Mineraça
~
o – Corrégo do Sítio Oxides
1.83
34%
87%
n/a
Brasil Mineraça
~
o – Corrégo do Sítio Sulphides
4.00
n/a
94%
n/a
Brasil Mineraça
~
~
o – Cuiabá
3.34
5%
93%
n/a
Serra Grande
1.0 – 2.8
5% – 30%
97%
n/a
1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate
2. A range of plant recoveries indicates variable ore types
* Dilution: The difference between the tonnage broken in stopes and the tonnage milled from underground sources. For example, if 100 tonnes broken in the stopes amounts to 132 tonnes milled, then the dilution is 32%.
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion 2007
depletion
depletion
Comments
Brasil Mineraçao
100%
Resource
11.031
(0.376)
0.260
2%
10.915
(0.116)
(1%)
Depletion was offset by additions from
gold price and exploration
Reserve
2.689
(0.341)
0.130
5%
2.478
(0.211)
(8%)
Depletion was partly offset by model
changes
Serra Grande
50%
Resource
0.922
(0.098)
0.084
9%
0.908
–
–
Depletion was offset by additions from
the Corpo Sul and Palmeiras pits
Reserve
0.433
(0.098)
0.057
13%
0.392
(0.041)
(9%)
Depletion was partly offset by model
changes
Brazil Totals
Resource
11.953       (0.474)
0.344      3%
11.823       (0.116)         (1%)
Reserve
3.122      (0.439)
0.187      6%
2.870       (0.252)         (8%)
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Brazil operations: Brasil Mineração
Brasil Mineração has mining rights over 30,698ha in the state of
Minas Gerais in south-eastern Brazil. The Brasil Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa
Bárbara, south and east of the city of Belo Horizonte and within the mining district referred to as the Iron Quadrilateral (Quadrilátero
Ferrífero). This area hosts numerous historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. Currently AngloGold Ashanti mines gold-bearing ore at the Cuiabá underground mine and from the Córrego do Sítio heap-
leach mine.
Geology
Cuiabá mine, located in the municipality of Sabará, has gold mineralisation associated with sulphides and quartz veins in Banded Iron
Formation (BIF) and volcanic sequences. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures. The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at Brasil Mineração are BIF, and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron
BIF, basalts and carbonaceous graphitic schists. Sulphide
mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic. The Lamego deposit is close to Cuiabá and the style of mineralisation is similar.
Some 30km to the south-east, the mineralised orebodies at Córrego do
Sítio are narrow NE-SW elongated lenses dipping at 20º to 30º and with a pitch angle to the northeast. In general, the mineralised orebodies comprise sericitic zones and quartz veinlets. The gold occurs as inclusions (microscopic or sub-microscopic) in millimetre-size acicular crystals of arsenopyrite, and also as intergrowths on the margins of the sulphide. Other typical minerals in the orebodies are pyrrotite, pyrite and chalcopyrite.
Brasil Mineração

Mineral Resource estimation
Three dimensional models of the BIF and sulphide orebodies are created from the drill-hole data. Prototype block models of 10m x 10m
x 10m are used to quantify the volume of the orebody and ordinary kriging is used as the geostatistical technique to interpolate grade estimates for all blocks. Other geostatistical techniques such as uniform conditioning and indicator kriging are also used to quantify the proportion of economic ore. This is reported according to the dimensions of the smallest mining unit.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Brasil Mineraça
~
o –
Measured
1,295
6.86
8,876
1,427
0.200
285
Corrégo do Sítio
Indicated
5,756
6.40
36,822
6,345
0.187
1,184
Inferred
5,498
6.86
37,696
6,061
0.200
1,212
Total
12,549
6.65
83,394
13,833
0.194
2,681
Brasil Mineraça
~
o –
Measured
7,289
8.67
63,211
8,035
0.253
2,032
Cuiabá
Indicated
2,744
7.20
19,765
3,024
0.210
635
Inferred
12,498
8.00
99,963
13,777
0.233
3,214
Total
22,531
8.12
182,939
24,837
0.237
5,882
Brasil Mineraça
~
o – Measured
765
7.40
5,661
843
0.216
182
Lamego
Indicated
2,340
6.34
14,843
2,579
0.185
477
Inferred
4,142
4.94
20,461
4,566
0.144
658
Total
7,247
5.65
40,965
7,988
0.165
1,317
Brasil Mineraça
~
o –
Measured
607
5.69
3,456
670
0.166
111
MMV Other Resources
Indicated
1,415
5.33
7,541
1,560
0.155
242
Inferred
3,154
6.72
21,200
3,477
0.196
682
Total
5,176
6.22
32,197
5,706
0.181
1,035
Brasil Mineraça
~
o –
Measured
9,956
8.16
81,205
10,974
0.238
2,611
Total Mineral Resource
Indicated
12,255
6.44
78,971
13,508
0.188
2,539
Inferred
25,293
7.07
179,319
27,881
0.207
5,765
Total
47,503
7.15
339,495
52,364
0.208
10,915
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Brasil Mineração
Measured
2.7
7.89
21.4
3.0
0.230
0.7
Indicated
6.6
6.63
43.6
7.2
0.193
1.4
Inferred
22.1
5.71
126.4
24.4
0.167
4.1
Total
31.4
6.09
191.3
34.6
0.178
6.2
The Lamego Sulphides and MMV Resources form potentially mineable areas depending on the gold price and technical studies.

Brazil operations: Brasil Mineração continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource by-products: Sulphur
Mine/Project
Mineral Resource category
Tonnes (Mt)
Grade (%S)
Sulphur (Mt)
Brasil Mineraça
~
o
Measured
7.3
7.0
0.510
Indicated
2.7
7.3
0.199
Inferred
12.5
7.5
0.939
Total
22.5
7.3
1.648
AGA Mineraç~
ao: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
11.0
2006
-0.4
Depletion
0.7
Gold price
-0.7
Other
0.3
Explo-
ration
11.0
2007
0.0
Cost
10.5
10.0
-0.1
Metho-
dology
Change
11.5
11.0
Ore Reserve estimation
Pit optimisation is done using Whittle® pit shells corresponding to the
Ore Reserve gold price and operational costs. For the underground sulphide orebody (Cuiabá mine and Córrego do Sítio Sulphides) all mining parameters such as mining method, minimum mining width, dilution, MCF and the appropriate gold price are considered in determining the Ore Reserves. The Ore Reserves are scheduled and designed using Mine2-4D® computer software.
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Brasil Mineraça
~
o –
Proved
546
6.14
3,353
602
0.179
108
Corrégo do Sítio
Probable
1,779
5.95
10,583
1,961
0.174
340
Total
2,325
5.99
13,936
2,563
0.175
448
Brasil Mineraça
~
o –
Proved
6,079
7.83
47,618
6,701
0.228
1,531
Cuiabá
Probable
2,485
6.25
15,523
2,739
0.182
499
Total
8,564
7.37
63,141
9,440
0.215
2,030
Brasil Mineraça
~
o –
Proved
6,625
7.69
50,972
7,303
0.224
1,639
Total Ore Reserve
Probable
4,263
6.12
26.106
4,699
0.179
839
Total
10,888
7.08
77,078
12,002
0.206
2,478
AGA Mineraç~
ao: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
2.7
2006
0.5
2007
0.2
Model
change
-0.3
Depletion
2.6
2.0
-0.1
Scope
change
Change
2.8
2.4
2.2

Tonnes above cut-off Ave grade above cut-off
AGA Mineraç~
ao Surface – Metric
Tonnes above
cut-off (millions)
0.00
6.00
0.00
18.00
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
22.00
20.00
16.00
14.00
10.00
8.00
6.00
14.00
12.00
10.00
8.00
4.00
2.00
2.00 4.00 6.00 8.00 10.00 12.00 14.00 16.00
12.00
18.00
Tonnes above cut-off Ave grade above cut-off
AGA Mineraç~
ao Underground – Metric
Tonnes above
cut-off (millions)
0.00
0.00
Cut-off grade (oz/t)
Ave grade
 above cut-off (oz/t)
7.00
11.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
9.00
13.00
15.00
17.00
19.00
21.00
23.00
25.00
4.00 8.00 12.00 16.00 20.00
Tons above cut-off Ave grade above cut-off
AGA Mineraç~
ao Surface – Imperial
Tons above
cut-off (millions)
0.00
16.00
0.00
Cut-off grade (oz/t)
Ave grade
above cut-off (oz/t)
0.40
0.35
0.15
0.30
0.25
0.20
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.10 0.20 0.30 0.40 0.50
0.45
0.50
0.55
0.60
0.65
Tons above cut-off Ave grade above cut-off
AGA Mineraç~
ao Underground – Imperial
Tons above
cut-off (millions)
0.00
40.00
0.00
Cut-off grade (oz/t)
Ave grade
above cut-off (oz/t)
0.70
0.60
0.20
0.50
0.40
0.30
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.10 0.20 0.30 0.40 0.50 0.60
Ore Reserve by-products: Sulphur
Mine/Project
Mineral Resource category
Tonnes (Mt)
Grade (%S)
Sulphur (Mt)
Brasil Mineraça
~
~
~
~
~
~
o
Proved
6.1
5.5
0.331
Probable
2.5
5.7
0.141
Total
8.6
5.5
0.473
Grade tonnage information
Competent persons
Professional
Registration
Relevant
Operation
Type
Name
organisation
number
experience
Brasil Mineraçao –
Mineral Resource
AHM Silva
AusIMM
224831
9 years
Corrégo do Sítio
Ore Reserve
MG de Simoni
AusIMM
224826
15 years
Brasil Mineraçao –
Mineral Resource
AHM Silva
AusIMM
224831
9 years
Cuiabá
Ore Reserve
LH De Souza
AusIMM
224827
23 years
Brasil Mineraçao –
Mineral Resource
P de Tarso Ferreira
AusIMM
224828
22 years
Cuiabá Sulphides U/G
Ore Reserve
LH De Souza
AusIMM
224827
23 years
Brasil Mineraçao –
Mineral Resource
AHM Silva
AusIMM
224831
7 years
Lamego
Ore Reserve
LH De Souza
AusIMM
224827
23 years
Brasil Mineraçao –
Mineral Resource
AHM Silva
AusIMM
224831
9 years
MMV Other Resources

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Brazil operations: Serra Grande
Serra Grande
The Serra Grande joint venture (50% attributable to AngloGold
Ashanti) is co-owned with Kinross Gold Corporation. The operation comprises two underground mines, Mina III and Mina Nova, and a new open pit. The processing circuit is equipped with grinding, leaching, filtration, precipitation and smelting facilities.
Serra Grande controls, or has an interest in, approximately 21,068ha in and around the Crixás mining district in the north-western areas of the
Goiás State in central Brazil. Serra Grande is located 5km from the city of Crixás.
Geology
The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting.
The host rocks are of the Pilar de Goiás Group of the Upper Archaean.
Gold mineralisation is associated with massive sulphides and vein quartz material associated with graphitic, sericitic schists and dolomites. The ore shoots plunge downwards to the north. The deposits occur in the Rio Vermelho and Ribeirão das Antes formations of the Archaean Pilar de Goiás Group, which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultra-basics in the lower sequences with volcano sedimentary units forming the upper successions.
The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold
mineralisation is associated with massive sulphides and vein quartz material occurs with graphitic and sericitic schists and dolomites. The ore shoots plunge to the north-west with dips of between 6° and 35°.
The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan
dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultra-basics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower
Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultra-basic volcanics.
The Crixás greenstone belt comprises a series of Archaean to
Palaeoproterozoic metavulcanics, metasediments and basement
granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-
ductile regime. D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main
Crixás orebodies are adjacent to a major north-northwest basement fault, and an inferred major east-west to south-east flexure in the original volcano-sedimentary basin. Early D1 alteration fluids were focused from south to north, adjacent to the north-northwest structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in of foreland thrust fault zones.
Fluid alteration also diminished to the west away from the main fault flexure. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralisation within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralising fluids probably migrated during this event, with similar south-southwest to north-northeast migration, and focusing by bedding slip during folding. Gold mineralisation became minor and dispersed to the north and east along the frontal thrust flat zone. Concentrations of gold along the base of quartz vein may be due to the damming of fluids migrating upward along layering.west with dips of between 6° and 35°. The stratigraphy is overturned and thrust towards the east.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Serra Grande –
Measured
793
4.34
3,440
874
0.127
111
Surface
Indicated
277
2.88
797
305
0.084
26
Inferred
–
–
–
–
–
–
Total
1,069
3.96
4,236
1,178
0.116
136
Serra Grande –
Measured
1,702
4.97
8,456
1,877
0.145
272
Underground
Indicated
649
5.49
3,562
715
0.160
115
Inferred
2,098
5.71
11,981
2,313
0.167
385
Total
4,449
5.39
23,999
4,905
0.157
772
Serra Grande –
Measured
2,495
4.77
11,895
2,750
0.139
382
Total Mineral Resource
Indicated
925
4.71
4,358
1,020
0.137
140
Inferred
2,098
5.12
11,981
2,313
0.167
385
Total
5,518
5.12
28,235
6,083
0.149
908
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Serra Grande
Measured
0.1
5.44
0.6
0.1
0.159
0.0
Indicated
0.3
2.95
0.9
0.4
0.086
0.0
Inferred
1.1
6.40
7.2
1.2
0.187
0.2
Total
1.6
5.63
8.8
1.7
0.164
0.3
Inferred Mineral Resource in pit optimisation
No Inferred Mineral Resources were used in the pit optimisation process.

Brazil operations: Serra Grande continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Serra Grande Surface – Metric
Tonnes above
cut-off (millions)
0.00
0.00
Cut-off grade (g/t)
0.80
Ave grade
above cut-off (g/t)
3.00
0.60
0.40
0.20
6.00
5.00
1.00
1.10
4.00 2.00 3.00 5.00
12.00
0.10
0.30
0.50
0.70
0.90
1.00
4.00
6.00
7.00
8.00
9.00
10.00
11.00
Tonnes above cut-off Ave grade above cut-off
Serra Grande Surface – Imperial
Tons above
cut-off (millions)
0.00
0.00
Cut-off grade (oz/t)
Ave grade
above cut-off (oz/t)
0.35
0.30
0.10
0.25
0.20
0.15
1.20
1.00
0.80
0.60
0.40
0.20
0.02 0.04 0.06 0.08 0.10 0.12 0.14 0.16 0.18
Tons above cut-off Ave grade above cut-off
Serra Grande: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
0.9
2006
-0.1
Depletion
0.0
Gold price
0.1
Other
0.0
Explo-
ration
0.9
2007
0.0
Cost
0.80
0.70
0.0
Metho-
dology
Change
1.0
0.90
0.95
0.85
0.75
Serra Grande Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
0.4
2006
0.4
2007
0.1
Model
change
-0.1
Depletion
0.3
0.0
Scope
change
Change
0.4
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
tonnes
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(000s)
(000s)
(oz/t)
(000s)
Serra Grande –
Proved
864
3.66
3,163
953
0.107
102
Surface
Probable
162
2.43
393
178
0.071
13
Total
1,026
3.47
3,556
1,131
0.101
114
Surface Proved
1,416
4.24
6,007
1,561
0.124
193
Underground
Probable
439
6.00
2,636
484
0.175
85
Total
1,855
4.66
8,643
2,045
0.136
278
Serra Grande –
Proved
2,280
4.02
9,170
2,513
0.117
295
Total Ore Reserve
Probable
601
5.04
3,029
663
0.147
97
Total
2,881
4.23
12,199
3,176
0.123
392
Grade tonnage information

Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
EM de Araujo
AusIMM
224825
20 years
Ore Reserve
EM de Araujo
AusIMM
224825
20 years
Serra Grande Underground – Metric
Tonnes above
cut-off (millions)
0.00
0.00
Cut-off grade (g/t)
2.00
Ave grade
above cut-off (g/t)
25.00
15.00
5.00
1.50
1.00
0.50
12.00
10.00
20.00
30.00
2.50
16.00 20.00 8.00 4.00
45.00
3.00
3.50
4.00
4.50
24.00
35.00
40.00
Tonnes above cut-off Ave grade above cut-off
Serra Grande Underground – Imperial
Tons above
cut-off (millions)
0.00 0.40 0.10
4.00
0.00
0.50
Cut-off grade (oz/t)
5.00
Ave grade
above cut-off (oz/t)
1.40
1.20
1.00
0.80
0.60
0.20
0.40
2.00
0.50
0.20
1.00
1.50
2.50
3.00
3.50
4.50
0.30 0.60 0.70
Tons above cut-off Ave grade above cut-off

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Colombia exploration: Gramalote
Since the commencement of exploration, AngloGold Ashanti has staked a total of 10.8 million hectares of exploration claims countrywide. Of these, 6.5 million hectares have been reviewed and either relinquished or farmed-out, leaving 4.3 million hectares in
AngloGold Ashanti’s current tenement portfolio. Further rationalisation of this vast property holding (through both in-house exploration and farm-outs) continued as a priority in 2007.
The Gramalote project is located 120 road kilometres west-northwest of Medellin, the capital of the Antioquia department. Site access is by paved road from Medellin (2.5 hours) and from Bogota (7 hours).
The Gramalote project presently is a joint venture with Vancouver-
based B2Gold Corp. In 2005, Sociedad Kedahda (AngloGold
Ashanti’s subsidiary in Colombia) entered into a joint venture agreement with the Colombian-based Grupo Nus. As part of the
Joint Venture Agreement, Sociedad Kedahda could earn a 75%
interest in the Gramalote property by completing cash payments, complying with specific work expenditures and presenting a
feasibility study on or before July 2010. In August 2007, Vancouver-
based B2Gold Corp. purchased the rights to the Grupo Nus
option agreement, including the remaining 25% interest in the
Gramalote property from the Grupo Nus. In November 2007,
AngloGold Ashanti in turn decided to reduce its interest in the
Gramalote property to 49% and offered B2Gold the opportunity to become the project operator with overall responsibility for taking the project through feasibility.
Geology
The Gramalote area is underlain by medium to coarse-grained biotite
+\- hornblende tonalite and granodiorite of the Paleocene to
Cretaceous Antioquian batholith. Tonalite from the Gramalote exploration audit gave zircon ages of 59+1.2ma. Magmatism,
structural events and mineralisation are intimately related.
The location of drill targets is controlled by N70-75E striking steeply SE dipping transfer zones developed between two sub-regional faults (Rio
Nus, Quebrada Socorro).
On the local prospect scale extensional domains with quartz veinlets and compressional domains with shear zones have formed.
There are two principal mineralised sectors at Gramalote are Las
Torres and Cerro Gramalote. Both occur in extensional domains striking N20-30W and dipping 75-80°SW. Gold grades >1g/t often correlate with increased fracturing (>9 fractures/veinlets per metre) and the dominant alteration is potassic K-feldspar. Quartz-sericite overprints and quartz-pyrite-chalcopyrite-molybdenite+gold veinlets follow subsidiary structures.
Shear zone domains strike N50-60E and dip 75-80SE. Individual shears zones are often up to 40m apart and N-S veins follow extension fractures between them. These veins have been targets for small scale mining at Los Mangos. Alteration in shear zone domains is dominantly
(quartz-) sericite with remnant potassic K-feldspar alteration. Veinlets are quartz-molybdenite-chalcopyrite-pyrite+sphalerite+gold.
Bucaramanga
200km
Colombia
Bogotá
Ibagué
Cali
Mocoa
Medellin
Neiva
B2 Gold jv area
of interest
B2 Gold
Glencore jv
AngloGold Ashanti
drill projects
Gramalote
In 2003 AngloGold Ashanti was the first company
to instigate a systematic grassroots exploration
program in Colombia. The Gramalote project is
located 120 road kilometres west-northwest of
Medellin, the capital of the Antioquia department.
Gramalote

In summary, three styles of alteration-mineralisation are distinguished at Gramalote:
Potassic K-feldspar alteration with associated veinlets and spo-
radically veins;
(Overprinting) quartz-sericite alteration with veins and syn-defor-
mation veinlets; and
Sericite/chlorite-quartz-calcite/illite-smectite alteration on re-
activated fault planes.
Gold grades are attractive, especially in areas characterised by potassic K-feldspar dominated alteration and quartz-pyrite-
chalcopyrite veinlets. Las Torres and Cerro Gramalote have been drilled on 100m lines. El Barzal has been partially drill tested and the
La Concha prospect remains undrilled.
Mineral Resource estimation
At Gramalote, some 12,551m of diamond drilling (43 holes) has been used to support the calculation of a compliant Inferred Mineral
Resource.
The Inferred Mineral Resource estimate tabulated below was
generated using the Indicator Kriging method. All available geological drill-hole, surface and underground mapping information has been validated for use in the modelling process.
73
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Gramalote
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
43,394
1.14
49,491
47,833
0.033
1,591
Total
43,394
1.14
49,491
47,833
0.033
1,591
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
LH De Souza
AusIMM
224827
23 years

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
The concession area encompasses the entire Kilo greenstone belt, which has a rich history of gold occurrences. Concession 40 is held in a Joint Venture between AngloGold Ashanti Kilo (AGAK) and OKIMO, a governmental body which currently holds a 13.8% non-contributory share. AGAK is 100% owned by AngloGold Ashanti Ltd.
Most of AngloGold Ashanti’s exploration activities in Concession 40 have focused on the delineation of resources in the vicinity of the redundant Adidi-Kanga, Nzebi, and Senzere gold mines. These old mines are collectively centred around the village of Mongbwalu, some
48km north-west of the regional town of Bunia and 320km south-east of Kampala in neighbouring Uganda.
The improved security situation throughout the remainder of
Concession 40 has allowed for the commencement of a regional exploration program, including the flying of airborne geophysics over key parts of the concession.
Geology
The Mongbwalu Project is located within the Kilo Archaean granite-
greenstone belt that extends approximately 850km west-northwest of
Lake Albert. Granitoids are the predominant rock type and they contain rafts of Kibalian amphibolites and basic talc carbonate schists that have been intruded by diorite-tonalite-granodiorite assemblages.
The mineralisation is hosted in multiple, shallow dipping mylonite bodies that average 30m in width. Within the mylonite zones, the gold is primarily concentrated in boudinaged quartz veins that are orientated sub-parallel to the mylonite zones and their immediate wall-
rock. The mineral assemblage is simple and contains free gold and minor (< 2%) sulphides.
The easterly dipping mylonite zones are continuous throughout the area drilled to date with the most prospective zone located close to the old Adidi Mine. Two north-south trending faults have offset the mineralisation and have kept the potential resource area within 150m to 200m of the surface. Potential remains at depth, both down plunge on the known mylonite horizons and within subsidiary structures still to be targeted by drilling.
Democratic
Republic
of Congo
Mongbwalu
Kinshasa
0 400km
One of AngloGold Ashanti’s most important
exploration projects is situated within the
10,000km
2
Concession 40 in the Ituri Provence of
north-eastern Democratic Republic of Congo
(DRC). The Mongbwalu Project, situated within
Concession 40, is located on the Kilo Archaean
granite-greenstone belt that extends approximately
850km west-northwest of Lake Albert.
Democratic Republic of Congo exploration: Mongbwalu
Mongbwalu

AngloGold Ashanti commenced drill testing of the resource potential of the Mongbwalu area in mid-2005 and by the end of 2006, the broader Mongbwalu area (Nzebi-Adidi-Kanga-Pluto sectors) had been diamond drilled on a 200m x 200m grid. The program covered an area 2.2km by 2.7km centred over the southern part of the
Adidi mine.
From this drilling, distinct zones with potentially economic grades of gold in quartz-veins were delineated. Infill RC and diamond drilling on
50m x 50m centres was undertaken during 2007 to cover these areas of maximum potential to host near surface open-pit extractable or shallow underground extractable mineralisation with the view to defining an initial inferred resource by the end of 2007. Data obtained from a total of 87,933m of drilling has been used for resource modelling and estimation.
The principle Mongbwalu Mylonite horizons and other important geological units defined by drill-hole logging and interpretation were modelled using conventional 3D wireframing techniques and Datamine
Software®. To define the Inferred Mineral Resource, resource envelopes were created using manual wireframing in Datamine® at cut-off grades of 0.5g/t Au and 3.0 g/t Au. Following geostatistical evaluation of the drill-hole assay database, gold grades were interpolated into a 3D block-model incorporating the principle geological units and resource envelopes using Ordinary Kriging to define the Inferred Mineral Resource, at a cut-off grade of 0.5 g/t.
Initial scoping level mining metallurgical, geotechnical,
hydrogeological, environmental, socio-political and infrastructural engineering studies were undertaken in parallel with the drilling to support the resource estimate in anticipation of the project moving towards pre-feasibility during 2008.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Mongbwalu Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
29.2
2.68
78.5
32.2
0.078
2,523
Total
29.2
2.68
78.5
32.2
0.078
2,523
Mineral Resource estimation

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ghana operations: overview
Operations
Bolgatanga
Tamale
Kumasi
Tarkwa
Sekondi
Takoradi
Obuasi
Iduapriem
Teberebi
0 300km
Accra
Lake
Volta
GHANA
AngloGold Ashanti has two mines in
Ghana: Obuasi (which comprises
both surface and underground
operations) and Iduapriem (open-pit).
Obuasi is wholly owned and on the
1st September 2007 the company
increased its stake in Iduapriem gold
mine from 85% to 100%.
Mineral Resource and Ore Reserve gold price
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion 2007
depletion
depletion
Comments
Iduapriem
100%
Resource
3.514
(0.195)
0.184
5%
3.503
(0.011)
0%
Purchase of an additional 15% of
the operation from the Ghanaian
Government and the IFC, to bring
the ownership to 100%
Reserve
2.210
(0.206)
0.414
19%
2.418
0.208
9%
Purchase of an additional 15% of
the operation from the Ghanaian
Government and the IFC, to bring
the ownership to 100%
Obuasi
100%
Resource
29.452
(0.672)
4.647
16%
33.427
3.975
13%
Exploration below 50 level (1.3Moz)
and completion of additional
Mineral Resource modelling above
50 level
Reserve
8.705
(0.582)
0.206
2%
8.329
(0.376)
-4%
A lower tailings throughput was
offset by an increase in ore from
underground
Ghana Totals
Resource
32.966      (0.867)
4.831
15%
36.930          3.964       12%
Reserve
10.915      (0.788)
0.620      6%
10.747         (0.168)
-2%
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.
Details of average drill-hole spacing

Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Iduapriem
Measured
50 x 50
Indicated
50 x 75
50m x 100m spacing in some areas.
Inferred
100 x 100
Grade/Ore control
15 x 10
RC drilling only. Occasionally
20m x 10m spacing.
Obuasi –
surface
Measured
20 X 20
Indicated
30 X 30
Inferred
90 X 90
Grade/Ore control
10 X 10
Obuasi –
underground
Measured
20 X 20
Channel sampling.
Indicated
60 X 60
Channel sampling.
Inferred
120 X 120
Channel sampling.
Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
Metallurgical
grade
Dilution
(1)
recovery
Other
Mine/Project
g/t (Au)
%
factor
factor
Iduapriem
0.66 – 0.75
8%
94%
n/a
Obuasi – pit
n/a
10%
75%
n/a
Obuasi – underground
4.50
18%
81%
n/a
Obuasi – tailings
n/a
n/a
25 – 41%
n/a
1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ghana operations: Iduapriem
Iduapriem
Iduapriem mine is situated in the western region of Ghana, some 70km north of the coastal city of Takoradi, and 10km south-west of Tarkwa.
Iduapriem is an open-pit mine. Its processing facilities include a carbon-in-pulp (CIP) plant.
Geology
The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Proterozoic Banket Series, conglomerate within the Tarkwaian
System. The outcropping Banket Series in the mine area form
prominent arcuate ridges extending southwards from Tarkwa,
westwards through Iduapriem and northwards towards Teberebie. The gold is fine-grained, particulate and free milling. Mineralogical studies indicate that the grain size of native gold particles ranges between
2 microns and 500 microns (0.002 to 0.5mm) and averages 130
microns (0.13mm). Sulphide minerals are present only at trace levels and are not associated with the gold.
Mineral Resource estimation
All geological interpretations are used to produce a three
dimensional wire frame model of the orebody using Datamine®
software. A prototype block model comprising of 25m x 5m x 6m blocks is used within the geological model outlines and where appropriate, selective sub-celling is used for definition on the geological and mineralisation boundaries. The geostatistical techniques used for grade interpolation into the blocks include
Multiple Indicator Kriging (MIK), ordinary kriging and inverse distance squared (ID2) methods.

Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Iduapriem –
Measured
1,902
1.30
2,469
2,096
0.038
79
Full Grade Ore Stockpile
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
1,902
1.30
2,469
2,096
0.038
79
Iduapriem –
Measured
35,908
1.60
57,590
39,581
0.047
1,852
Iduapriem Surface
Indicated
19,339
1.70
32,888
21,318
0.050
1,057
Inferred
8,722
1.70
14,805
9,614
0.050
476
Total
63,969
1.65
105,283
70,513
0.048
3,385
Iduapriem –
Measured
–
–
–
–
–
–
Other Stockpile
Indicated
–
–
–
–
–
–
Inferred
2,000
0.60
1,200
2,205
0.018
39
Total
2,000
0.60
1,200
2,205
0.018
39
Iduapriem –
Measured
37,809
1.59
60,059
41,677
0.046
1,931
Total Mineral Resource
Indicated
19,339
1.70
32,888
21,318
0.050
1,057
Inferred
10,722
1.49
16,005
11,819
0.044
515
Total
67,870
1.61
108,952
74,814
0.047
3,503
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Iduapriem
Measured
1.2
1.73
2.1
1.3
0.050
0.1
Indicated
6.2
1.51
9.3
6.8
0.044
0.3
Inferred
10.7
1.49
16.0
11.8
0.044
0.5
Total
18.1
1.51
27.4
20.0
0.044
0.9
Inferred Mineral Resource in business plan
Inferred Mineral Resources were used in the pit optimisation process and 0.17 million ounces are present in the optimised pit of which 0.16 million ounces are included in the final production scheduling.
Iduapriem: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
3.5
2006
-0.2
Depletion
0.4
Gold price
0.6
Other
0.0
Explo-
ration
3.5
2007
-0.8
Cost
3.0
2.5
0.0
Metho-
dology
Change
4.0
3.5
Iduapriem: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
2.2
2006
2.4
2007
0.0
Model
change
-0.2
Depletion
1.5
0.4
Scope
change
Change
2.0
2.5

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ghana operations: Iduapriem continued
Ore Reserve estimation
Pit optimisation is done using the relevant economic assumptions, geotechnical parameters and mining assumptions. Iduapriem uses
NPV scheduler and the ultimate pit shell is selected based on optimal criteria. The subsequent pit design is done using Datamine® software, which forms the basis for the Ore Reserve.
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Iduapriem –
Proved
1,902
1.30
2,469
2,096
0.038
79
Full Grade Ore Stockpile
Probable
–
–
–
–
–
–
Total
1,902
1.30
2,469
2,096
0.038
79
Iduapriem –
Proved
34,687
1.47
51,042
38,236
0.043
1,641
Iduapriem Surface
Probable
13,163
1.65
21,695
14,509
0.048
698
Total
47,850
1.52
72,737
52,745
0.044
2,339
Iduapriem –
Proved
36,589
1.46
53,511
40,332
0.043
1,720
Total Ore Reserve
Probable
13,163
1.65
21,695
14,509
0.048
698
Total
49,752
1.51
75,206
54,841
0.044
2,418
Tonnes above cut-off Ave grade above cut-off
Iduapriem – Metric
Tonnes above
cut-off (millions)
0.00
15.07
0.00
Cut-off grade (g/t)
67.83
Ave grade
above cut-off (g/t)
3.11
2.85
2.32
2.05
1.53
1.26
1.00
60.29
52.76
45.22
37.68
30.15
22.61
7.54
1.80
1.79
2.58
3.37
0.30
75.36
2.40 3.00 1.20 0.60 0.90 1.50 2.10 2.70
3.64
Tons above cut-off Ave grade above cut-off
Iduapriem – Imperial
Tons above
cut-off (millions)
0.00 0.04 0.06 0.07 0.02 0.05
66.46
0.00
0.08
Cut-off grade (oz/t)
83.08
74.77
Ave grade
above cut-off (oz/t)
0.10
0.08
0.07
0.06
0.06
0.05
0.04
0.00
0.03
0.02
0.01
58.15
49.85
41.54
33.23
24.92
16.62
8.31
0.01 0.03 0.04
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
K Osei
AusIMM
112723
13 years
Ore Reserve
EB Boakey
AusIMM
222459
21 years
Grade tonnage information

Ghana operations: Obuasi
Obuasi
The Obuasi mine is located in the Ashanti region of Ghana, some
80km from Kumasi. Historically, Obuasi has been an underground mine, although there was large-scale open-pit mining between 1990 and 2000. The mine has two active treatment plants: the sulphide treatment plant to process underground ore and the tailings treatment plant to handle tailings reclamation operations.
Geology
The gold deposits at Obuasi are part of a prominent gold belt of
Proterozoic (Birimian) volcano-sedimentary and igneous formations.
These deposits extend for a distance of approximately 300km, in a north-east/south-west trend, in south-western Ghana. Obuasi
mineralisation is shear-zone-related and there are three main structural trends hosting gold mineralisation: the Obuasi trend, the Gyabunsu trend and the Binsere trend.
Two main ore types are mined:
quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides
containing iron, zinc, lead and copper. The gold particles are generally fine-grained and are occasionally visible to the naked eye.
This ore type is generally non-refractory; and
sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource estimates are derived from interpretations of information about the location, shape, continuity and grade of the individual ore bodies. The open-pit Mineral Resource was estimated using three dimensional computer block models constructed using the Datamine
®
software. Geological interpretation was based on
trench and reverse circulation and or diamond drilling data. A prototype block model of 30m x 30m x 10m was used within the
Geological Model envelope. Ordinary kriging was used as the primary estimation methodology.
97% of the underground Mineral Resource was estimated using block models within the delineated ore zones. A prototype block model of
20m x 5m x 15m representing the Minimum Mining Unit was used and estimates are based on ordinary kriging. The remaining 3% of the resource are global estimates.
Surface stockpiles volumes are based on a surveyed figures and grades based on historical sampling. Tailings are part of the Mineral
Resource with tons and grades based on a combinations of 3D
models of some dams and historical metallurgical discharge data.
Phyllites, Greywackes and Shists
Mineralised - Auriferous -
Barren Metavolcanic (Dyke)
Carbonaceous/Graphitic Fissure
Auriferous Quartz Vein
41 Level
38 Level
v
v
32 Level
v
v
26 Level
LEGEND
Main
Fissure
Fissure
Obuasi
N-Fissure
20 Level
12 Level
8 Level
EAST
Cote D’Or Spur
Cowsu
Spur
Fissure
12/74
Cote D’Or
Fissure
Zero
Quartz
Footwall
4 & 5 Lodes
Big Blow
K-Fissure
WEST
3 West
Metavolcanic (Dyke)
0
150
Metres
-500m
-1000m
250m
S.V.S.
M
AIN
R
EEF FIS
SU
RE
OBUASI
FISSURE
ASHANTI
INSINTSIAM REEF
OXIDISED
ZONE
folded
siltstone
granulated
phyllite
siltstones and
folded phyllites
greywackes
phyllite
greywacke
schist
50
41
38
30
26
20
16
12
8
0 120
ORE BODY
and
phyllite
ADANSI
SHAFT
Metres
FISSURE
FISSURE
COTE D’OR
0
-100m
-200m
-300m
-500m
100m
-600m
-700m
-400m
Phyllites, Greywackes and Shists
Barren Metavolcanic (Dyke)
Cardonaceous/Graphitic Fissure
Auriferous Quartz Vein
LEGEND
EW Section through Adansi (AA)
EW Section through KMS (AA)
Mineral Resource estimation
Ghana operations: Obuasi continued

Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Obuasi –
Measured
8,474
1.62
13,703
9,341
0.047
441
Surface
Indicated
35,652
1.74
61,967
39,299
0.051
1,992
Inferred
3,243
2.74
8,872
3,575
0.080
285
Total
47,369
1.78
84,542
52,215
0.052
2,718
Obuasi –
Measured
48,974
8.57
419,909
53,984
0.250
13,500
Underground
Indicated
27,381
8.31
227,549
30,182
0.242
7,316
Inferred
31,343
9.82
307,707
34,550
0.286
9,893
Total
107,698
8.87
955,165
118,717
0.259
30,709
Obuasi –
Measured
57,448
7.55
466,612
63,326
0.220
13,941
Total Mineral Resource
Indicated
63,033
4.59
289,516
69,482
0.134
9,308
Inferred
34,586
9.15
316,579
38,326
0.267
10,178
Total
155,067
6.70
1,039,707
170,932
0.196
33,427
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Obuasi
Measured
26.7
8.97
239.6
29.5
2.262
7.7
Indicated
47.8
3.63
173.2
52.6
0.106
5.6
Inferred
24.2
8.91
215.5
26.7
0.260
6.9
Total
98.7
6.37
628.3
108.8
0.186
20.2
Mineral Resource below infrastructure
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Obuasi –
Below 50 level
Total
14,800
15.18
224,700
16,300
0.443
7,224
Obuasi
:
Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
29.5
2006
-0.7
Depletion
0.0
Gold price
-1.5
Other
4.3
Explo-
ration
33.4
2007
0.0
Cost
25
20
1.9
Metho-
dology
Change
35
30
Obuasi
:
Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
7.1
Change
9.1
8.1
8.7
2006
8.3
2007
0.8
Model
change
-0.6
Depletion
-0.6
Scope
change

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ghana operations: Obuasi continued
Ore Reserve estimation
The three dimensional Mineral Resource models are used as the basis for the Ore Reserves. An ore envelope is developed using the Mineral
Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. Datamine® software called
Mineral Resource Optimizer is used to generate the ore envelope. An appropriate mining layout is designed that incorporates mining extraction losses, dilution factors and MCF.
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Obuasi – Surface
Proved
8,982
1.70
15,290
9,901
0.050
492
Probable
–
–
–
–
–
–
Total
8,982
1.70
15,290
9,901
0.050
492
Obuasi – Underground
Proved
23,203
5.81
134,926
25,577
0.170
4,338
Probable
15,104
7.21
108,832
16,649
0.210
3,499
Total
38,307
6.36
243,758
42,226
0.186
7,837
Obuasi – Total Ore Reserve
Proved
32,185
4.67
150,216
35,478
0.136
4,830
Probable
15,104
7.21
108,832
16,649
0.210
3,449
Total
47,289
5.48
259,048
52,127
0.160
8,329
Ore Reserve below infrastructure
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Obuasi –
Below 50 level
Total
3,900
11.05
42,900
4,280
0.322
1,379
Obuasi Underground – Metric
Tonnes above
 cut-off (millions)
0.00
20.94
0.00
Cut-off grade (g/t)
94.25
Ave grade
above cut-off (g/t)
27.10
24.71
19.94
17.55
12.77
10.39
8.00
83.78
73.31
62.83
52.36
41.89
31.42
10.47
12.00
15.16
22.32
29.48
104.72
16.00 20.00 8.00 2.00 4.00 6.00 10.00 14.00 18.00
31.87
Tonnes above cut-off Ave grade above cut-off
Obuasi Underground – Imperial
Tons above
cut-off (millions)
0.00 0.29 0.41 0.47 0.12 0.35
92.35
0.00
0.53
Cut-off grade (oz/t)
115.44
103.89
Ave grade
above cut-off (oz/t)
0.93
0.84
0.74
0.65
0.56
0.46
0.37
0.00
0.28
0.19
0.09
80.80
69.26
57.72
46.17
34.63
23.09
11.54
0.06 0.18 0.23 0.58
Tons above cut-off Ave grade above cut-off
Grade tonnage information

Obuasi Surface – Imperial
Tons above
cut-off (millions)
0.00
0.60
0.00
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
0.090
0.085
0.075
0.070
0.065
1.80
1.60
1.40
0.40
0.20
0.01 0.02 0.03 0.04 0.05 0.06
0.080
0.80
1.00
1.20
0.07 0.08 0.09
Tons above cut-off Ave grade above cut-off
Obuasi Surface – Metric
Tonnes above
cut-off (millions)
0.00
0.60
0.00
Cut-off grade (g/t)
Ave grade above
cut-off (g/t)
3.20
3.00
2.60
2.40
2.20
1.80
1.60
1.40
0.40
0.20
0.50 1.00 1.50 2.00 2.50 3.00
2.80
0.80
1.00
1.20
Tonnes above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
H Eybers
SACNASP
400098/99
20 years
Ore Reserve
J vZ Visser
PLATO
PMS0119
21 years

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Operations
Kankan
Dabola
Labe
Siguiri
Conakry
0 200km
GUINEA
Siguiri mine is AngloGold Ashanti’s
only operation in the Republic of
Guinea in West Africa. The mine is
85% owned by AngloGold Ashanti
and 15% by the government of
Guinea.
Guinea operations: overview
Mineral Resource and Ore Reserve gold price
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Resource definition drilling consists of Air Core (AC), Reverse
Circulation (RC) and Diamond Drilling (DD) boreholes. All available geological drill-hole information is validated for usage in the models and the local geology of the orebody is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.
The Mineral Resources are estimated using three dimensional
computer block models constructed in Datamine® software.
Geological interpretation is based on Geological borehole data. A prototype block model ranging from 10m x 10m x 2.5m to 50m x 25m
x 6m block sizes depending on the shape of the orebody is used within the Geological model outlines. Ordinary and indicator kriging are used to estimate gold grades and a limiting pit shell at $650/oz is used to quantify the total Mineral Resources.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Iduapriem
Measured
50 x 50
Siguiri
Measured
5 x 10
Indicated
25 x 25 and
AC
Includes air core drilling.
50 x 50
Inferred
50 x 50 and
AC
Includes air core drilling.
80 x 25
Grade/Ore control
5 x 10
Mineral Resource estimation

Ore Reserve estimation
The Mineral Resource models for each pit are combined with
waste blocks and depleted to the mining surfaces. Costs are
assigned on a pit by pit basis reflecting the current existing cost structure of the operation. The relevant dilution and ore loss factors are applied and the optimisation is done in Earthworks®
NPV Scheduler software. The relevant metallurgical recoveries, geotechnical parameters, cut-off grades and economics are
applied to generate the final Ore Reserve.
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion 2007
depletion
depletion
Comments
Siguiri
85%
Resource
5.118
(0.336)
0.163
3% 4.945
(0.173
(3%)
Significant focus on converting
Inferred to Indicated during 2007
Reserve
1.796
(0.302)
1.135
63% 2.629
0.833
46%
Two new deposits (Kintinian and
the spent heap) were proved up
by drilling
Guinea Totals
Resource
5.118      (0.336)
0.163
3% 4.945        (0.173        (3%)
Reserve
1.796      (0.302)
1.135        63% 2.629         0.833        46%
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.
Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
(1)
Mine Call
Metallurgical
grade
Dilution
Factor
recovery
Mine/Project
g/t (Au)
%
(MCF) %
factor
(2)
Siguiri
0.35 - 0.50
4%
96%
93.0 - 97.5%
1. A range of cut-offs indicate variable ore types.
2. A range of plant recoveries indicates variable ore types.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Guinea operations: Siguiri
Siguiri
Société Ashanti Goldfields (SAG) de Guinée
Siguiri gold mine is situated in the Siguiri district in the north-east of the
Republic of Guinea, West Africa, about 850km from the capital city of
Conakry. The SAG concession consists of four blocks totalling
1,494.58km
2
. All ore and waste is mined by a mining contractor in a
conventional open-pit mining operation. Processing is done via a
CIP plant.
Geology
This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. There are two main types of gold deposits that occur in the Siguiri basin: laterite mineralisation (CAP) and in situ quartz-vein-related mineralisation. The laterite mineralisation occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to and immediately above the in situ vein-related mineralisation. The vein-related mineralisation is hosted in meta-sediments with the better mineralisation associated with vein stockworks, that occur preferentially in the coarser, brittle siltstones and sandstones. The mineralised rocks have been deeply weathered to below 100m in places to form saprolite (SAP) mineralisation. The practice at Siguiri has been to blend the CAP and SAP ore types and to process these using the heap-leach method. With the percentage of available CAP ore decreasing, however, a CIP plant was brought on stream during 2005 to treat predominantly SAP ore.

Siguiri: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
5.1
2006
-0.3
Depletion
0.3
Gold price
-0.1
Other
0.7
Explo-
ration
4.9
2007
-0.7
Cost
4.8
3.8
0
Metho-
dology
Change
5.8
Siguiri: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
1.8
2006
2.6
2007
0.1
Model
change
-0.3
Depletion
2.5
1.5
1.1
Scope
change
Change
Inferred Mineral Resource in business plan
Inferred Mineral Resources were used in the pit optimisation process and 0.08 million ounces are present in the optimised pit of which 0.08 million ounces are included in the final production scheduling.
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Siguiri – Oxides
Measured
17,406
0.87
15,121
19,187
0.025
486
Indicated
60,715
0.91
55,180
66,927
0.027
1,774
Inferred
44,723
1.03
46,028
49,299
0.030
1,480
Total
122,844
0.95
116,328
135,412
0.028
3,740
Siguiri – Surface Resource
Measured
21,320
0.59
12,585
23,501
0.017
405
Indicated
31,954
0.54
17,293
35,223
0.016
556
Inferred
13,401
0.57
7,607
14,772
0.017
245
Total
66,675
0.56
37,485
73,497
0.016
1,205
Siguiri – Total Mineral Resource
Measured
38,726
0.72
27,705
42,688
0.021
891
Indicated
92,669
0.78
72,472
102,150
0.023
2,330
Inferred
58,124
0.92
53,635
64,071
0.027
1,724
Total
189,519
0.81
153,813
208,909
0.024
4,945
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Siguiri
Measured
1.0
0.71
0.7
1.1
0.021
0.0
Indicated
18.7
0.93
17.4
20.7
0.027
0.6
Inferred
57.7
0.92
53.2
63.6
0.027
1.7
Total
77.4
0.92
71.3
85.3
0.027
2.3

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Guinea operations: Siguiri continued
Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Siguiri – Oxides
Proved
–
–
–
–
–
–
Probable
57,603
0.90
51,903
63,497
0.026
1,669
Total
57,603
0.90
51,903
63,497
0.026
1,669
Siguiri – Surface Reserve
Proved
21,320
0.59
12,585
23,501
0.017
405
Probable
31,954
0.54
17,293
35,223
0.016
556
Total
53,274
0.56
29,878
58,724
0.016
961
Siguiri – Total Ore Reserve
Proved
21,320
0.59
12,585
23,501
0.017
405
Probable
89,557
0.77
69,196
98,720
0.023
2,225
Total
110,877
0.74
81,781
122,221
0.022
2,629
Siguiri – Metric
Tonnes above
 cut-off (millions)
0.00
42.13
0.00
Cut-off grade (g/t)
189.59
Ave grade
above cut-off (g/t)
7.45
6.52
4.66
3.73
1.86
0.93
0.00
168.52
147.46
126.39
105.33
84.26
63.20
21.07
2.80
5.59
8.39
210.65
2.50 5.00
9.32
0.50 1.00 2.00 3.00 3.50 4.50 1.50 4.00
Tonnes above cut-off Ave grade above cut-off
Siguiri – Imperial
Tons above
cut-off (millions)
0.00 0.07 0.10 0.12 0.03 0.09
185.76
0.00
0.13
Cut-off grade (oz/t)
232.20
208.98
Ave grade
above cut-off (oz/t)
0.27
0.24
0.22
0.19
0.16
0.14
0.11
0.00
0.08
0.05
0.03
162.54
139.32
116.10
92.88
69.66
46.44
23.22
0.01 0.04 0.06 0.15
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
P Winkler
AusIMM
220329
25 years
Ore Reserve
A Netherwood
AusIMM
100463
18 years
Grade tonnage information

Mineral Resource estimation
The Mineral Resource is taken as the material that falls within the
$700/oz economic shell optimised for each individual deposit except for Morila and Alamoutala (Yatela). The pits at these operations are reaching the end of their lives and the Mineral Resource is quoted within the life of mine design. A three dimensional surface is generated to create the outline of the geological model. This model is then used as a prototype model to estimate grades. Block sizes between 25m x
25m x 10m and 30m x 30m x 10m (X Y Z) and where appropriate
selective sub-celling is used for definition on the geological and mineralisation boundaries. The dimensions of these sub cells are
12.5m x 12.5m x 3.33m and 10m x 10m x 5m. All the deposits have kriged block models and where appropriate a geostatistical
technique called Uniform Conditioning is used to estimate the proportion of economic ore that occur above the Mineral Resource cut-off and this is reported according to the dimensions of the practical mining unit.
Mali operations: overview
Mineral Resource and Ore Reserve gold price
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Operations
MALI
Tombouctou
Gao
Ségou
Nioro
Kayes
Sikasso
Morila
Yatela
Sadiola
0 500km
AngloGold Ashanti has interests in
three operations in the West African
country of Mali – Sadiola (38%),
Yatela (40%) and Morila (40%). All
three operations are managed by
AngloGold Ashanti.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Morila
Measured
10 x 10
Indicated
30 x 30
Inferred
50 x 50
Grade/Ore control
10 x 10 and
Blastholes were only used for
50 x 50
sampling when there was insufficient
RC coverage.
Sadiola
Measured
20 x 20 and
25 x 25
Indicated
25 x 50
Inferred
>25 x 50
Grade/Ore control
5 x 10
Yatela
Measured
10 x 10 and
25 x 25
Indicated
25 x 25 and
35 x 45
Inferred
>25 x 25 and
> 35 x 45
Grade/Ore control
5 x 10

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ore Reserve estimation
The Mineral Resource models are used as the basis for the Ore
Reserves. Pit optimisation is done using Whittle® software. The typical
Whittle approach for a mill-constrained operation is followed.
Optimisations are run on Measured and Indicated Mineral Resources
and Measured, Indicated and Inferred Mineral Resources. All
appropriate costs, metallurgical recovery factors and geotechnical parameters are applied to generate the final Ore Reserves.
Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
(1)
Metallurgical
grade
Dilution
(2)
recovery
Other
Mine/Project
g/t (Au)
%
factor
(3)
factor
Morila – Pit
1.0
10%
89 – 91.5%
n/a
Morila – Stockpiles
n/a
n/a
60 – 91.5%
n/a
Sadiola – Pit
0.57 – 1.78
5%
80 – 93%
n/a
Yatela – Pit
0.52 – 1.30
13%
75 – 85%
n/a
1. A range of cut-offs indicate variable ore types.
2. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
3. A range of plant recoveries indicates variable ore types.
Mali operations: overview continued
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion 2007
depletion
depletion
Comments
Morila
40%
Resource
1.137
(0.293)
(0.165)
(15%)
0.679
(0.458)
(40%)
Resource now quoted in LOM
design shell
Reserve
0.854
(0.222)
(0.002)
0%
0.630
(0.224)
(26%)
Depletion. Despite some drilling, no
reserve conversion materialised
Sadiola
38%
Resource
2.957
(0.308)
(0.715)
(24%)
1.934
(1.023)
(35%)
Increase in costs (0.6Moz) and
revisions to methodology (0.1Moz)
Reserve
1.673
(0.436)
(0.843)
(50%)
0.394
(1.279)
(76%)
Impact of economic factors on deep
sulphides and stockpiles
Yatela
40%
Resource
0.497
(0.141)
(0.019)
(4%)
0.337
(0.160)
(32%)
Increases due to gold price and
exploration were offset by
decreases due to costs and
removal of KW18
Reserve
0.275
(0.144)
0.069)
25%)
0.200
(0.075)
(27%)
Depletion offset by additions from
Cut 5E and Cut 7
Mali Totals
Resource
4.591       (0.742)
(0.899)
(20%)
2.950         (1.641)     (36%)
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

Mali operations: Morila
This mine is situated some 280km by road southeast of Bamako, the capital city of Mali, which is 600km south-east of Sadiola mine. Mining is from a single open-pit operation, utilising conventional truck and shovel methods.
Geology
The Morila orebody is located predominantly in metasediments within a broad NNW trending corridor of shearing. This shear zone has both near vertical and flat lying components. It is interpreted as being a second order shear off the main Banafin shear approximately 25km to the east. The Doubalakoro granite pluton bounds the sediments to the west and the Massigui granite to the east. The deposit occurs within a sequence of metamorphosed Birimian meta-sediments (amphibolite facies). Gold mineralisation is associated with silica feldspar alteration and the sulphide minerals arsenopyrite, pyrrhotite, and pyrite (with minor chalocopyrite).
Morila

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Morila – Main Pit
Measured
609
3.68
2,241
672
0.107
72
Indicated
1,600
3.57
5,704
1,763
0.104
183
Inferred
333
3.05
1,017
367
0.089
33
Total
2,542
3.53
8,962
2,802
0.103
288
Morila – Stockpiles
Measured
6,955
1.74
12,109
7,666
0.051
389
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
6,955
1.74
12,109
7,666
0.051
389
Morila – TSF
Measured
17
2.91
48
18
0.085
2
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
17
2.91
48
18
0.085
2
Morila – Total Mineral Resource
Measured
7,581
1.90
14,399
8,356
0.055
463
Indicated
1,600
3.57
5,704
1,763
0.104
183
Inferred
333
3.05
1,017
367
0.089
33
Total
9,514
2.22
21,120
10,487
0.065
679
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Morila
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
–
–
–
–
–
–
Mineral Resource is contained in the LOM pit design.
Morila: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
1.1
2006
-0.3
Depletion
0
Gold price
-0.2
Other
0.0
Explo-
ration
0.7
2007
0
Cost
1.2
0.2
0
Metho-
dology
Change
Morila: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
0.8 0.6
2007
0
Model
change
-0.2
Depletion
0.7
0.4
0
Scope
change
Change
0.8
0.6
0.5
Mali operations: Morila continued

Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Morila – Main Pit
Proved
575
3.64
2,094
634
0.106
67
Probable
1,676
3.19
5,351
1,848
0.093
172
Total
2,251
3.31
7,445
2,482
0.096
239
Morila – Stockpiles
Proved
4,669
2.04
9,506
5,146
0.059
306
Probable
2,286
1.14
2,603
2,520
0.033
84
Total
6,955
1.74
12,109
7,666
0.051
389
Morila – TSF
Proved
–
–
–
–
–
–
Probable
17
2.91
48
18
0.085
2
Total
17
2.91
48
18
0.085
2
Morila – Total Ore Reserve
Proved
5,244
2.21
11,600
5,780
0.065
373
Probable
3,979
2.01
8,003
4,386
0.059
257
Total
9,223
2.13
19,603
10,166
0.062
630
Morila – Metric
Tonnes above
cut-off (millions)
0.00
1.80
0.00
Cut-off grade (g/t)
8.08
Ave grade
above cut-off (g/t)
7.95
7.08
5.34
4.47
2.74
1.87
1.00
7.18
6.28
5.39
4.49
3.59
2.69
0.90
3.00
3.61
6.21
8.82
8.98
4.00 5.00 2.00 1.00
9.69
Tonnes above cut-off Ave grade above cut-off
Morilla – Imperial
Tons above
 cut-off (millions)
0.00 0.12 0.03 0.09
7.92
0.00
Cut-off grade (oz/t)
9.89
8.91
Ave grade
above cut-off (oz/t)
0.28
0.25
0.23
0.20
0.17
0.14
0.11
0.00
0.08
0.05
0.03
6.93
5.94
4.95
3.96
2.97
1.98
0.99
0.06
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
TD Gell
AusIMM
211795
16 years
Ore Reserve
SK Ndele
AusIMM
201772
18 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mali operations: Sadiola
Sadiola
Sadiola is situated in the north-west of Mali, 77km to the south of the regional capital of Kayes. Mining takes place in an open pit at Sadiola.
Ore is treated in a 435,000-tonne-per-month gold plant.
Geology
The Sadiola deposit is located within the Malian portion of the
Keniéba- Kedougou window, a major early proterozoic – Birimian outlier along the NE margin of the Kenema – Man shield. The deposit is confined in the north of the window and the mineralised zone occurs along the Sadiola Fracture Zone (SFZ), over a drilled strike length of approximately 2,500m and remains open to the north and south. The observed alteration assemblages in the primary mineralisation point to a mesothermal origin for the gold deposit at Sadiola. The specific rocks that host the mineralisation are marbles and greywackes which have been intensely weathered to a maximum depth of 200m. A series of north-south trending faults occur that feed the Sadiola mineralisation.
As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures, which intersect the north-south contact, have introduced mineralisation, mainly within the marble where the porosity was greatest.
The Sadiola Hill deposit generally consists of two zones, an upper oxidised cap and an underlying sulphide zone. From 1996 until 2002, shallow saprolite oxide ore was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined, progressively replacing the depleted oxide reserves.

Mineral Resource
Metric
Imperial
Au
Au
Resource
Tonnes
Grade
tonnes
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sadiola – FE2
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
318
1.53
487
351
0.045
16
Total
318
1.53
487
351
0.045
16
Sadiola – FE3
Measured
–
–
–
–
–
–
Indicated
513
2.45
1,257
566
0.071
40
Inferred
239
2.45
587
264
0.072
19
Total
753
2.45
1,844
830
0.071
59
Sadiola – FE3S
Measured
–
–
–
–
–
–
Indicated
1,374
2.45
3,360
1,514
0.071
108
Inferred
63
2.80
177
70
0.082
6
Total
1,437
2.46
3,537
1,584
0.072
114
Sadiola – FE4
Measured
–
–
–
–
–
–
Indicated
1,507
2.44
3,683
1,662
0.071
118
Inferred
428
2.46
1,054
472
0.072
34
Total
1,935
2.45
4,737
2,133
0.071
152
Sadiola – FN2
Measured
–
–
–
–
–
–
Indicated
34
2.05
70
38
0.060
2
Inferred
144
0.69
99
158
0.020
3
Total
178
0.95
169
196
0.028
5
Sadiola – FN3
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
83
1.64
135
91
0.048
4
Total
83
1.64
135
91
0.048
4
Sadiola – Main Pit
Measured
180
3.94
710
199
0.115
23
Indicated
10,139
3.19
32,380
11,177
0.093
1,041
Inferred
1,382
3.03
4,189
1,523
0.088
135
Total
11,701
3.19
37,279
12,898
0.093
1,199
Sadiola – Sekokoto
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
395
1.55
612
435
0.045
20
Total
395
1.55
612
435
0.045
20
Sadiola – Stockpile
Measured
6,641
1.29
8,578
7,320
0.038
276
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
6,641
1.29
8,578
7,320
0.038
276
Sadiola – Tambali South
Measured
–
–
–
–
–
–
Indicated
–
–
–
–
–
–
Inferred
1,625
1.70
2,770
1,791
0.050
89
Total
1,625
1.70
2,770
1,791
0.050
89
Sadiola – Total Mineral Resource
Measured
10,071
1.47
14,828
11,101
0.043
477
Indicated
26,889
2.27
61,118
29,640
0.066
1,965
Inferred
44,886
2.04
91,598
49,479
0.060
2,945
Total
108,537
2.12
230,463
119,642
0.062
7,410

Mali operations: Sadiola continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Sadiola
Measured
5.0
0.84
4.2
5.5
0.025
0.1
Indicated
10.4
2.98
31.1
11.5
0.087
1.0
Inferred
4.6
2.15
9.9
5.1
0.063
0.3
Total
20.0
2.26
45.2
22.1
0.066
1.5
Sadiola
:
Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
3.0
2006
-0.3
Depletion
0.2
Gold price
-0.2
Other
0
Explo-
ration
1.9
2007
-0.6
Cost
0
-0.1
Metho-
dology
Change
2.7
1.7
Sadiola: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
1.7
2006
0.4
2007
0
Model
change
-0.4
Depletion
0
-0.9
Scope
change
Change
1.0
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resource was used in the pit optimisation process and 0.11 million ounces are present in the optimised pit, of which 0.06 million ounces are included in the final production schedule.

Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Sadiola – FE3
Proved
–
–
–
–
–
–
Probable
675
2.40
1,620
744
0.070
52
Total
675
2.40
1,620
744
0.070
52
Sadiola – FE4
Proved
–
–
–
–
–
–
Probable
710
3.12
2,216
782
0.091
71
Total
710
3.12
2,216
782
0.091
71
Sadiola – Main Pit
Proved
73
4.65
338
80
0.136
11
Probable
956
3.64
3,477
1,054
0.106
112
Total
1,029
3.71
3,815
1,134
0.108
123
Sadiola – Stockpile
Proved
1,719
2.67
4,598
1,895
0.078
148
Probable
0
0
0
0.000
0
Total
1,719
2.67
4,598
1,895
0.078
148
Sadiola – Total Ore Reserve
Proved
1,792
2.75
4,936
1,975
0.080
159
Probable
2,340
3.13
7,134
2,580
0.091
235
Total
4,132
2.96
12,250
4,555
0.086
394
Sadiola – Metric
Tonnes above
 cut-off (millions)
0.00
19.71
0.00
Cut-off grade (g/t)
88.71
Ave grade
above cut-off (g/t)
6.03
5.27
3.77
3.01
1.51
0.75
0.00
78.86
69.00
59.14
49.28
39.43
29.57
9.86
2.26
4.52
6.78
98.57
4.00 2.00 0.50 1.00 1.50 2.50 3.00 3.50 4.50 5.00
7.53
Tonnes above cut-off Ave grade above cut-off
Sadiola – Imperial
Tons above
cut-off (millions)
0.00 0.07 0.10 0.12 0.03 0.09
86.92
0.00
0.13
Cut-off grade (oz/t)
108.65
97.79
Ave grade
above cut-off (oz/t)
0.22
0.20
0.18
0.15
0.13
0.11
0.09
0.00
0.07
0.04
0.02
76.06
65.19
54.33
43.46
32.60
21.73
10.87
0.01 0.04 0.06 0.15
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
S Robins
AusIMM
222533
12 years
Ore Reserve
H Fourie
SAIMM
19598
24 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mali operations: Yatela
Yatela
Yatela is situated some 25km north of Sadiola and approximately
50km south-southwest of Kayes. Mining takes place in an open pit.
Geology
Yatela mineralisation occurs as a keel-shaped body in Birimian metacarbonates. The ‘keel’ is centred on a fault which was the feeder for the original mesothermal mineralisation, with an associated weakly mineralised diorite intrusion. This primary mineralisation was concentrated to economic grades through dissolution of carbonate-
rich rocks by supergene processes. Gold is disseminated in the unconsolidated ferruginous, sandy, locally clayed layer that lines the bottom of a deep trough (max 220m deep) with steep margins. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Metagreywacke
Overburden
Fine Sandstone
Oxide Footwall
Dolomite
Diorite (Micro)
Main mineralised unit
(Orebody)
Coarse Sandstone
Pebble Zone
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Yatela – Alamoutala Pit
Measured
3
0.91
2
3
0.026
0
Indicated
207
1.70
351
228
0.050
11
Inferred
6
1.38
8
7
0.040
0
Total
215
1.68
362
237
0.049
12
Yatela – Main Pit
Measured
468
4.25
1,987
516
0.124
64
Indicated
797
3.98
3,171
879
0.116
102
Inferred
1,048
3.05
3,196
1,155
0.089
103
Total
2,313
3.61
8,353
2,550
0.105
269
Yatela – Stockpile
Measured
1,673
1.05
1,762
1,844
0.031
57
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
1,673
1.05
1,762
1,844
0.031
57
Yatela – Total Mineral Resource
Measured
2,144
1.75
3,751
2,363
0.051
121
Indicated
1,004
3.51
3,523
1,106
0.102
113
Inferred
1,054
2.49
3,204
1,162
0.089
103
Total
4,201
2.49
10,478
4,631
0.073
337
Geological cross-section 58500 (looking North).

Mali operations: Yatela continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Inferred Mineral Resource in pit optimisation
Inferred Mineral Resource were used in the pit optimisation process and 0.04 million ounces are present in the optimised pit.
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Yatela
Measured
0.1
2.15
0.3
0.2
0.063
0.0
Indicated
0.2
1.82
0.4
0.2
0.053
0.0
Inferred
1.1
3.04
3.2
1.2
0.089
0.1
Total
1.4
2.76
3.9
1.6
0.080
0.1
Yatela: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
0.5
2006
-0.1
Depletion
0
Gold price
0
Other
0
Explo-
ration
0.3
2007
0
Cost
0.2
0.1
0
Metho-
dology
Change
0.4
0.3
0.5
Yatela: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
0.3
2006
0.2
2007
0
Model
change
-0.1
Depletion
0
0.1
Scope
change
Change
0.2
0.3

Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Yatela – Alamoutala Pit
Proved
–
–
–
–
–
–
Probable
122
1.75
214
135
0.051
7
Total
122
1.75
214
135
0.051
7
Yatela – Main Pit
Proved
321
4.43
1,420
353
0.129
46
Probable
702
4.01
2,815
774
0.117
91
Total
1,022
4.14
4,235
1,127
0.121
136
Yatela – Stockpile
Proved
1,673
1.05
1,762
1,844
0.031
57
Probable
–
–
–
–
–
–
Total
1,673
1.05
1,762
1,844
0.031
57
Yatela – Total Ore Reserve
Proved
1,994
1.60
3,183
2,198
0.047
102
Probable
824
3.68
3,029
908
0.107
97
Total
2,817
2.20
6,211
3,106
0.064
200
Tonnes above cut-off Ave grade above cut-off
Yatela – Metric
Tonnes above
cut-off (millions)
0.00
2.35
0.00
Cut-off grade (g/t)
10.57
Ave grade
above cut-off (g/t)
10.14
8.87
6.33
5.07
2.53
1.27
0.00
9.40
8.22
7.05
5.87
4.70
3.52
1.17
3.80
7.60
11.40
11.74
2.50 5.00
12.67
0.50 1.00 2.00 3.00 3.50 4.50 1.50 4.00
Yatela – Imperial
Tons above
cut-off (millions)
0.00 0.07 0.10 0.12 0.03 0.09
10.36
0.00
0.13
Cut-off grade (oz/t)
12.95
11.65
Ave grade
above cut-off (oz/t)
0.33
0.30
0.26
0.22
0.18
0.15
0.11
0.00
0.07
0.04
9.06
7.77
6.47
5.18
3.88
2.59
1.29
0.01 0.04 0.06 0.15
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
S Robins
AusIMM
222533
12 years
Ore Reserve
K Bartsch
AusIMM
107390
20 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Namibia operations: overview
Mineral Resource estimation
Mineral Resource estimation is performed using Datamine® Software.
Block dimensions of 25m x 25m x 5m (X Y Z) and 25m x 125m x 5m are used as the prototype model. Grade interpolation is done into these blocks using Ordinary and Indicator Kriging methods. A geostatistical technique called Uniform Conditioning is then used to estimate the proportion of economic ore that occur above the Mineral
Resource cut-off and this is reported according to the smallest mining unit (SMU).
Operations
NAMIBIA
Windhoek
Navachab
Tsumeb
Karibib
Walvis Bay
Luderitz
Keetmanshoop
Okahandja
Navachab gold mine is
wholly owned by
AngloGold Ashanti.
Mineral Resource and Ore Reserve gold price
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
450
Exchange rate – South Africa
ZAR/US$
7.70
6.50
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Navachab
Measured
10 x 10
Drill-hole spacing is reduced to 5m x
5m in complex ore.
Indicated
25 x 25
Inferred
50 x 50
Grade/Ore control
5 x 10

Ore Reserve estimation
MineSight
®
optimisation software is used to generate optimised pit
shells using economic parameters. The final pits are then designed based on the optimised pit shell, recommended slope geometry and ramp access requirements.
Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
Metallurgical
grade
Dilution
(1)
Recovery
Other
Mine/Project
g/t (Au)
%
Factor
Factor
Navachab
0.60
n/a
87 – 94%
N/A
1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
Reserves are estimated using recovery percentage specific to rock-types. The West Pushback expansion is included in the reserve.
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion 2007
depletion
depletion
Comments
Navachab
100%
Resource
3.771
(0.115)
0.767
20%
4.423
0.652
17%
Depletion was offset by increases due
to improved gold price, costs and
exploration
Reserve
0.716
(0.091)
0.842
118%
1.467
0.751
105%
Improved economics have brought in
an additional push back to the west of
the main pit
Namibia Totals
Resource
3.771      (0.115)
0.767
20%
4.423          0.652       17%
Reserve
0.716      (0.091)
0.842
118%
1.467          0.751      105%
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Namibia operations: Navachab
Navachab
Navachab gold mine is located 10km south-west of Karibib and
170km north-west of Windhoek, the capital of Namibia. Navachab mine is an open-pit mine. Its processing plant, with a production capacity of 110,000 tonnes per month, includes mills, CIP and electro-
winning facilities.
Geology
The Navachab gold deposit is located in the Pan-African Damara
Orogen and is hosted by Damaran greenschist-amphibolite facies, calc-silicates, marbles and volcano-clastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralised zone forms a sheet-like body which plunges at an angle of approximately 20° to the north-west. The mineralisation is predominantly hosted in a sheeted vein set (±60%) and a replacement skarn body (±40%). The mineralisation in the Main Pit is hosted by a NE-SW striking metamorphosed sequence of greenschist-
amphibolite facies, calc-silicates, marbles and volcanoclastics rocks that dip at 70° to the west. The gold is very fine-grained and associated with pyrrhotite and minor amounts of pyrite, chalcopyrite, maldonite and bismuthinite. An estimated 90% of the gold occurs as free gold and the remainder is present in minerals such as maldonite (Au2Bi).
Approximately 80% of the gold is free milling. Silver is also present and the gold to silver ratio is approximately 15 to 1.

W
Karibib FM
Oberwasser FM
Oxide
(MDMV)
Okawayo FM
MC
Zone
SC
LS
LSC
LS
Etusis FM
Chuos FM
Oxide
Calcrete
Spes Bona FM
35m
An E-W section through the valley hosting the Navachab mineralisation. LS refers to mainly quartzbiotite schist
(BISH) rock type and LSC refers to calc-silicate bearing rock (CS or BSC).
Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Navachab – Anomaly 16
Measured
–
–
–
–
–
–
Indicated
1,179
1.31
1,539
1,299
0.038
49
Inferred
1,362
1.09
1,482
1,501
0.032
48
Total
2,540
1.19
3,021
2,800
0.035
97
Navachab – Gecko
Measured
–
–
–
–
–
–
Indicated
377
2.02
760
415
0.059
24
Inferred
25
1.09
27
28
0.032
1
Total
402
1.96
787
443
0.057
25
Navachab – Grid A
Measured
485
2.53
1,229
535
0.074
40
Indicated
263
1.96
515
290
0.057
17
Inferred
86
1.23
106
95
0.036
3
Total
834
2.22
1,851
919
0.065
59
Navachab – Main Pit
Measured
1,170
1.61
1,883
1,289
0.047
61
Indicated
57,464
1.30
74,644
63,343
0.038
2,400
Inferred
43,768
1.13
49,273
48,246
0.033
1,584
Total
102,402
1.23
125,800
112,878
0.036
4,045
Navachab – Total Stockpiles
Measured
9,997
0.61
6,113
11,020
0.018
197
Indicated
–
–
–
–
–
–
Inferred
–
–
–
–
–
–
Total
9,997
0.61
6,113
11,020
0.018
197
Navachab –
Measured
11,652
0.79
9,226
12,844
0.023
297
Total Mineral Resource
Indicated
59,282
1.31
77,458
65,347
0.038
2,490
Inferred
45,241
1.12
50,889
49,870
0.033
1,636
Total
116,176
1.18
137,573
128,062
0.035
4,423

Namibia operations: Navachab continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Navachab
Measured
5.9
0.58
3.4
6.5
0.017
0.1
Indicated
32.0
1.18
37.6
35.2
0.034
1.2
Inferred
45.2
1.12
50.9
49.9
0.033
1.6
Total
83.1
1.11
91.9
91.6
0.032
3.0
This exclusive Mineral Resource comprises largely main pit and to a lesser extent anomaly 16 and the gecko orebodies which form potentially future Ore Reserves dependant on the gold price and completion of technical studies.
Inferred Mineral Resource in business plan
Inferred Mineral Resource was used in the pit optimisation process and 0.13 million ounces are present in the optimised pit of which 0.10 million ounces are included in the final production scheduling.
Navachab: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
3.8
3.8
2006
-0.1
Depletion
0.6
Gold price
0.0
Other
0.1
Explo-
ration
4.4
2007
0.1
Cost
4.2
3.6
3.4
-0.2
Metho-
dology
Change
4.0
Navachab: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
0.7
2006
1.5
2007
0.1
Model
change
-0.1
Depletion
0.6
0.7
Scope
change
Change
0.8
1.0
1.2
1.4

Ore Reserve
Metric
Imperial
Au
Reserve
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Navachab – Grid A
Proved
460
2.64
1,215
507
0.077
39
Probable
202
1.21
244
222
0.035
8
Total
662
2.21
1,460
729
0.064
47
Navachab – Main Pit
Proved
789
1.79
1,412
870
0.052
45
Probable
27,110
1.46
39,612
29,883
0.043
1,274
Total
27,899
1.47
41,024
30,753
0.043
1,319
Navachab – Total Stockpiles
Proved
4,515
0.70
3,160
4,977
0.020
102
Probable
–
–
–
–
–
–
Total
4,515
0.70
3,160
4,977
0.020
102
Navachab – Total Ore Reserve
Proved
5,764
1.00
5,787
6,354
0.029
186
Probable
27,311
1.46
39,856
30,106
0.043
1,281
Total
33,075
1.38
45,643
36,459
0.040
1,467
Navachab – Metric
Tonnes above
cut-off (millions)
0.00
71.11
0.00
Cut-off grade (g/t)
320.00
Ave grade
above cut-off (g/t)
5.27
4.61
3.29
2.63
1.32
0.66
0.00
284.44
248.89
213.33
177.78
142.22
106.67
35.56
3.00
1.98
3.95
5.93
355.55
4.00 5.00 2.00 0.50 1.00 1.50 2.50 3.50 4.50
Tonnes above cut-off Ave grade above cut-off
Navachab – Imperial
Tons above
cut-off (millions)
0.00 0.07 0.10 0.12 0.03 0.09
313.54
0.00
0.13
Cut-off grade (oz/t)
391.93
352.74
Ave grade
above cut-off (oz/t)
0.19
0.17
0.15
0.13
0.12
0.10
0.08
0.00
0.06
0.04
0.02
274.35
235.16
195.96
156.77
117.58
78.39
39.19
0.01 0.04 0.06 0.15
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
FP Badenhorst
AusIMM
211026
15 years
Ore Reserve
R Schommarz
AusIMM
222570
17 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource and Ore Reserve gold price
Units
2007
2006
Mineral Resource gold price
US$/oz
700
650
Ore Reserve gold price
US$/oz
600
550
Operations
TANZANIA
Geita
Dar es Salaam
Arusha
Mwanza
Kigoma Tabora
Dodoma
Tanga
Lake
Nyasa
Lake
Tanganyika
Lake
Victoria
0 800km
Geita is the largest of AngloGold Ashanti’s
seven open-pit mines in Africa. Prior to
April 2004, Geita was managed under the
joint venture agreement between Ashanti
and AngloGold. After the merger of the two
companies, Geita is now a wholly owned
subsidiary.
As with any estimation techniques the results are very dependent upon the data quality and availability. The geological model is a critical input to the Mineral Resource estimation process. The orebody boundaries for the individual deposits are defined from the detailed logging of all geological boreholes and after validation this information is used to create a three dimensional model. This model is subsequently populated with an appropriately dimensioned block model. The size of this block model is determined by analysing different block sizes in relation to the variance of the blocks. A block size which gives an optimal variance is then chosen. (40m x 40m x 5m) ordinary kriging is used to interpolate values into the blocks. A geostatistical technique called Uniform Conditioning is then used to estimate the proportion of economic ore that occur above the Mineral Resource cut-off and this is reported according to the selective mining unit (SMU).
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
Geita
Measured
10 x 10
Indicated
40 x 40
Inferred
50 x 50
Tanzania operations: overview
Mineral Resource estimation

Ore Reserve estimation
The Mineral Resource models as produced by the geology
department are used as the basis for the Ore Reserve. Appropriate mining dilution is used as a modifying factor in the Ore Reserve conversion process. Appropriate reserve cut-off grades are applied and optimised pit shells are generated taking into cognisance the economic parameters. The final pits are then designed taking into consideration the optimised pit shell and recommended slope
geometry.
Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
Metallurgical
grade
Dilution
(1)
recovery
Other
Mine/Project
g/t (Au)
%
factor
factor
Comments
Geita
0.8 – 3.0
4% – 12%
66% – 95%
n/a
Recovery and cut-off grade vary
with pit and ore type.
1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion 2007
depletion
depletion
Comments
Geita
100%
Resource
14.736
(0.726)
(1.556)
(11%) 12.454
(2.282)
(15%)
Increase in cost (1.6Moz) and revision
to estimation methodology (0.6Moz)
Reserve
8.474
(0.477)
(1.516)
(18%)
6.481
(1.993)
(24%)
Reconciliation factors (0.8Moz),
flattening of slopes (0.5Moz), modelling
revisions (0.2 Moz) and costs (0.1Moz)
Tanzania Totals
Resource
14.736       (0.726)
(1.556)
(11%) 12.454       (2.282)       (15%)
Reserve
8.474       (0.477)
(1.516)
(18%)
6.481        (1.993)      (24%)
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Tanzania operations: Geita
Geita
Geita gold mine is located approximately 910km from Dar es Salaam in the Lake Zone of Northern Tanzania; the tenement is geologically situated within the Sukumaland Greenstone Belt of the Lake Victoria goldfields which hosts other gold mines including Golden Pride,
Bulyanhulu, Tulawaka and North Mara. This geological terrain is considered to be one of the most productive Archaean Greenstone
Belts in East Africa. Mining at Geita is undertaken by standard open-
pit mining methods.
Geology
The Geita Greenstone trend is a component of the Sukumaland
Greenstone Belt; it strikes east-west, is 60km long and up to 15km wide. The terrain is made up of upper to mid-Nyanzian greenstone facies rocks, mainly clastic sediments, intermediate to felsic volcaniclastics and Banded Iron Formation that forms a sedimentary sequence up to 1,000m thick. In the mine lease area, north west trending deformation corridors separate the Geita Greenstone trend into three distinct sub-terrains, which have been named Nyamulilima in the west, Geita in the central part and Kukuluma to the north-east.
Late dextral faults have utilised these corridors, reactivating the pre-
existing fault systems. Gold mineralisation and hydrothermal alteration of the host lithologies, on all scales, is associated with late stage ductile to brittle-ductile deformation.

NYRC 126
36m@6.2g/t
NYRC 223
37m@7.1g/t
NYRC 228
24m@5.1g/t
NYRC 327
27m@5.3g/t
NYRC 355
15m@9.1g/t
NYRC 536
17m@7.1g/t
NYDD 32
19m@4.6g/t
NYDD 31
26m@3.9g/t
NYRC 133
30m@10.2g/t
SE
NW
1000m RL
500m RL
Nyankanga
section 50 120m E
500m
Ferricrete
Quartz porphyry
Felsic porphyry
Plagioclase-porphyritic diorite
Mineralisation
Diorite (shown in boreholes only)
BIF (shown in boreholes only)
Current
pitshell
LOM
pitshell
Nyankanga section showing the ore body geometry
Mineral Resource
Metric Imperial
Au
Resource Tonnes Grade Au Tons Grade ounces
Mine/Project category (000s) (g/t) (kg) (000s) (oz/t) (000s)
Geita – Surface Measured 6,308 1.20 7,555 6,954 0.035 243
Indicated 76,140 3.48 265,033 83,930 0.102 8,521
Inferred 13,377 2.76 36,943 14,746 0.081 1,188
Total 95,825 3.23 309,531 105,629 0.094 9,952
Geita – Underground Measured – – – – – –
Indicated 8,283 5.92 49,026 9,130 0.173 1,576
Inferred 5,182 5.56 28,810 5,712 0.162 926
Total 13,465 5.78 77,837 14,842 0.169 2,503
Geita – Measured 6,308 1.20 7,555 6,954 0.035 243
Total Mineral Resource Indicated 84,423 3.72 314,059 93,061 0.109 10,097
Inferred 18,559 3.54 65,753 20,458 0.103 2,114
Total 109,290 3.54 387,367 120,472 0.103 12,454

Tanzania operations: Geita continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
Geita
Measured
–
–
–
–
–
–
Indicated
30.1
3.70
111.4
33.2
0.108
3.6
Inferred
18.6
3.54
65.8
20.5
0.103
2.1
Total
48.6
3.64
177.1
53.6
0.106
5.7
Inferred Mineral Resources in business plan
Inferred Mineral Resource is used in the pit optimisation process and 0.6 million ounces are present in the optimised pit of which 0.13 million ounces are included in the final production scheduling.
Geita: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
14.7
2006
-0.7
Depletion
0.6
Gold price
0
Other
0.2
Explo-
ration
12.4
2007
-1.7
Cost
11.4
9.4
-0.6
Metho-
dology
Change
15.4
13.4
12.4
14.4
10.4
Geita: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
8.5
2006
6.5
2007
-0.3
Model
change
-0.5
Depletion
4.5
-1.3
Scope
change
Change
5.5
7.5
6.5
Ore Reserves
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
Geita – Surface
Proved
5,621
1.01
5,701
6,196
0.030
183
Probable
62,368
3.14
195,881
68,749
0.092
6,298
Total
67,989
2.96
201,582
74,945
0.086
6,481

Tonnes above cut-off Ave grade above cut-off
Geita Surface – Metric
Tonnes above
cut-off (millions)
0.00
41.81
0.00
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
9.07
7.86
5.43
4.21
3.00
125.42
111.49
97.55
27.87
13.94
1.00 2.00 3.00 4.00 5.00
6.64
55.74
69.68
83.61
139.36
3.61
4.82
6.04
7.25
8.47
Geita Surface – Imperial
Tons above
cut-off (millions)
0.00
46.08
0.00
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
0.26
0.21
0.11
0.05
0.00
138.25
122.89
107.53
30.72
15.36
0.03 0.06 0.09 0.12
0.16
61.45
76.81
92.17
153.61
0.03
0.08
0.13
0.19
0.24
Tons above cut-off Ave grade above cut-off
Geita Underground – Metric
Tonnes above
cut-off (millions)
0.00
27.87
0.00
Cut-off grade (g/t)
125.42
Ave grade
above cut-off (g/t)
13.17
11.90
9.35
8.08
5.54
4.27
3.00
111.49
97.55
83.61
69.68
55.74
41.81
13.94
3.00 8.00
6.81
10.62
14.44
1.00 2.00 6.00 7.00 9.00
139.36
4.00
15.71
5.00 10.00
Tonnes above cut-off Ave grade above cut-off
Geita Underground – Imperial
Tons above
cut-off (millions)
0.00 0.15 0.20 0.23 0.06 0.18
122.89
0.00
0.26
Cut-off grade (oz/t)
153.61
138.25
Ave grade
above cut-off (oz/t)
0.46
0.41
0.37
0.32
0.27
0.23
0.18
0.00
0.14
0.09
0.05
107.53
92.17
76.81
61.45
45.08
30.72
15.36
0.03 0.09 0.12 0.29
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
J Gaunt
AusIMM
220840
12 years
Ore Reserve
E Smuts
AusIMM
211798
12 years
Grade tonnage information

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Mineral Resource and Ore Reserve gold price
Units
2007
2006
Mineral Resource Gold Price
US$/oz
700
650
Ore Reserve Gold Price
US$/oz
600
550
Operations
U n i t e d S t a t e s
Cripple Creek
& Victor
Washington
DC
New York
Chicago
Denver
Colorado
San
Francisco
Los
Angeles
0 1000km
In March 1999 AngloGold Ashanti acquired the
Pikes Peak Mining Company, and interests in the
Cripple Creek & Victor Gold Mining Company
(CC&V) and the Jerritt Canyon joint ventures. The
stake in the Jerritt Canyon joint venture was sold to
Queenstake in mid-2003. AngloGold Ashanti
(Colorado) Corporation holds a 67% interest in
CC&V with a 100% interest in gold produced until
loans extended to the joint venture are repaid.
Mineral Resource estimation
A single unified Mineral Resource model has been developed for the entire district. The unified model encompasses all known deposits and drilling within the CC&V property. Smaller sub-models are maintained for Altman and Wild Horse to accommodate the vertical shift in the mining benches. The estimation method is MIK and the primary variable estimated is the recoverable gold (not contained gold). An estimated iron and oxide model is utilised to interpolate block specific coefficients for input into the metallurgical recovery function.
The method for calculating nominal shake leach values (SLV) is a robust regression technique using geologically logged categorical variables. Modelling software is MineSight® and updated drill hole information is used throughout. The drill-hole database is thoroughly reviewed before each Mineral Resource estimation and the estimation domains are based primarily on lithology for each deposit.
Details of average drill-hole spacing and type in relation to Mineral Resource classification
Type of Drilling
Mine/Project
Category
Spacing
Diamond
RC
Other
Comments
m (- x -)
CC&V
Measured
<30 x 30
Indicated
>30 x 30
Use probability field to delineate
Measured and Indicated Resource.
Inferred
>30 x 30
Double search range.
Grade/Ore
5 x 6
Blastholes are used.
Control
United States operations: overview

Inferred Mineral Resource in business plan
Inferred Mineral Resource is not used in the pit optimisation.
Ore Reserve estimation
The Ore Reserve pit designs were based on Lerch-Grossman (LG)
optimisations of the geological model. The LG algorithm applies economic values to individual blocks and then generates a pit shell based on geotechnical constraints. Successive nested shells are generated until the economic limits of the pit are established. These shells are then used as a template for final mine design. Pit slope designs for all deposits were based on geotechnical studies and fell into two categories of overall angles (60° and 45°). All deposits were designed using a 10.7m (35 feet) bench height.
Ore Reserve modifying factors (as at 31 December 2007)
Cut-off
Metallurgical
grade
Dilution
(1)
Recovery
Other
Mine/Project
g/t (Au)
%
Factor
Factor
CC&V
0.24
n/a
62%
n/a
1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
Mineral Resource and Ore Reserve comparison by operation (attributable)
Gold content (million ounces)
% change
% change
from
from 2006
Net diff
2006
Percentage
Other
before
after
after
Mine/Project
attributable
Category
2006 Depletion(1)
change(2)
depletion
2007 depletion
depletion
Comments
CC&V
100%
Resource
7.333
(0.560)
5.295
72% 12.068
4.735
65%
Primarily revisions to the
methodology with contribution from
improved economics and
exploration
Reserve
3.842
(0.560)
1.471
38%
4.753
0.911
24%
Extension to mine life
USA Totals
Resource
7.333      (0.560)
5.295        72%  12.068      4.735         65%
Reserve
3.842      (0.560)
1.471        38%    4.753      0.911         24%
1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
United States operations: Cripple Creek and Victor (CC&V)
CC&V is located south-west of Colorado Springs in the state of
Colorado in the United States. Large-scale surface mining began in
1991 and grew with the start of production at the CC&V Cresson
Project in 1994. Today, CC&V is a low-grade, open-pit operation. The ore is treated using a valley-type, heap-leach process with activated carbon used to recover the gold. The resulting doré buttons are shipped to a refinery for final processing.
Geology
The dominant geological feature of the District is an intensely-
altered, alkaline Tertiary-aged, diatreme-intrusive complex hosted in
Precambrian rocks located between the towns of Cripple Creek and
Victor. The Precambrian rocks consist of biotite gneiss,
granodiorite, quartz monzonite and granite. The diatreme intrusive complex is 6.4km long, 3.2km wide and consists of diatremal
breccia that has been intruded by stocks, dykes and discordant breccias. Diatremal breccia lithologies include breccias composed exclusively of volcanic, Precambrian or sedimentary material to any combination of the three. Early intrusions are predominantly within the alkaline phonolite-phonotephrite petrographic series and were followed by later lamprophyres. All rocks have undergone a
complex history of structural deformation and hydrothermal activity.
Gold mineralisation, dated between 27.8 Ma and 26.6 Ma is hosted in all rock types as veins and disseminated and/or structurally-
controlled orebodies.
The majority of the complex in-filled with the eruptive phase Cripple
Creek Breccia host rock. This complex was subsequently intruded by a series of Tertiary-aged intrusive dykes and sills that included syenites, phonolites, phonotephrites and lamprophyres. These intrusives occupy all of the dominant district structural orientations as do laccoliths and cryptodomes. District structures are generally near vertical and strike north-northwest to north-east. These structures are commonly intruded by phonolite dykes which appear to have also acted as primary conduits for the late-stage, gold mineralising solutions. Higher grade pods of mineralisation occur at structural intersections and/or as sheeted vein zones along zones of strike deflection. High-grade gold mineralisation is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralisation occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.
The average depth of oxidation is 120m and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralisation can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.
Cripple Creek and Victor (CC&V)

Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
CC&V – Main Pit
Measured
250,115
0.81
203,326
275,704
0.024
6,537
Indicated
173,457
0.73
126,091
191,204
0.021
4,054
Inferred
70,552
0.65
45,948
77,770
0.019
1,477
Total
494,124
0.76
375,364
544,678
0.022
12,068
CC&V Total
Measured
250,115
0.81
203,326
275,704
0.024
6,537
Indicated
173,457
0.73
126,091
191,204
0.021
4,054
Inferred
70,552
0.65
45,948
77,770
0.019
1,477
Total
494,124
0.76
375,364
544,678
0.022
12,068
Exclusive Mineral Resource
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(Mt)
(g/t)
tonnes
(Mt)
(oz/t)
(Moz)
CC&V
Measured
142.2
0.70
99.5
156.8
0.020
3.2
Indicated
125.9
0.65
82.1
138.7
0.019
2.6
Inferred
70.6
0.65
45.9
77.8
0.019
1.5
Total
338.7
0.67
227.5
373.3
0.020
7.3
CC&V: Mineral Resource reconciliation
2006 vs 2007
Ounces (millions)
7.3
2006
-0.6
Depletion
1.6
Gold price
0.0
Other
1.2
Explo-
ration
12.0
2007
0.0
Cost
6.8
2.5
Metho-
dology
Change
7.8
8.8
9.8
11.8
10.8
Cripple Creek and Victor: Ore Reserve reconciliation
2006 vs 2007
Ounces (millions)
3.8
2006
2.6
2007
0.7
Model
change
-0.6
Depletion
3.7
0.7
-1.3
Scope
change
Change
1.7
2.7

United States operations: CC&V continued

AngloGold Ashanti Supplementary Information: Mineral Resources and Ore Reserves 2007
Ore Reserve
Metric
Imperial
Au
Resource
Tonnes
Grade
Au
Tons
Grade
ounces
Mine/Project
category
(000s)
(g/t)
(kg)
(000s)
(oz/t)
(000s)
CC&V – Main Pit
Proved
107,868
0.96
103,848
118,904
0.028
3,339
Probable
47,586
0.92
43,988
52,455
0.027
1,414
Total
155,454
0.95
147,836
171,359
0.028
4,753
CC&V Total
Proved
107,868
0.96
103,848
118,904
0.028
3,339
Probable
47,586
0.92
43,988
52,455
0.027
1,414
Total
155,454
0.95
147,836
171,359
0.028
4,753
Cripple Creek & Victor – Metric
Tonnes above
cut-off (millions)
0.40
30.00
0.00
Cut-off grade (g/t)
Ave grade
above cut-off (g/t)
8.00
7.00
4.00
2.00
0.00
Tonnes above cut-off Ave grade above cut-off
80.00
70.00
20.00
10.00
0.60 0.80 1.00 1.20 1.40 1.60
6.00
40.00
50.00
60.00
1.80
1.00
3.00
5.00
Cripple Creek & Victor – Imperial
Tons above
cut-off (millions)
0.005
300.00
0.00
Cut-off grade (g/t)
Ave grade
 above cut-off (g/t)
0.14
0.08
0.04
0.00
100.00
0.010 0.015 0.020 0.025 0.030
0.12
400.00
500.00
0.02
0.06
0.10
200.00
Tons above cut-off Ave grade above cut-off
Competent persons
Professional
Registration
Relevant
Type
Name
organisation
number
experience
Mineral Resource
L Billingsley
AusIMM
224930
18 years
Ore Reserve
L Billingsley
AusIMM
224930
18 years
Grade tonnage information

Russell and Associates

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 31, 2008
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary